FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 17, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Annual Shareholders' Meeting – Management Proposal

brasilagro

Message from Management

São Paulo, September 16th, 2020.

Dear Shareholders,

In the light of the Call Notice published on September 16th, 2020, in reference to the Annual Shareholders’ Meeting (“ASM” or “Meeting”), we would like to underscore the importance of your participation in said meeting, to be held using an online-only format, on October 16, 2020, at 3 p.m., on first notice, in order to resolve on the following Agenda:

1.1. To examine the management accounts, analyze, discuss and, when applicable, vote on the Management’s Annual Report and the Company’s Financial Statements, including the Independent Auditors’ opinion and the Fiscal Council Report, relating to the fiscal year ended on June 30, 2020.

1.2. To resolve on the allocation of the net profits reported for the fiscal year ended on June 30, 2020, and the consequent distribution of dividends.

1.3. To establish the Company’s management annual global compensation limit for the fiscal year initiated on July 1, 2020.

1.4. To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as to establish the global annual compensation of the elected members that, pursuant to the third paragraph of Article 162 of the Corporations Act, shall not be less, for each member, than ten percent (10%) of the average compensation assigned to the Company’s executive officers.

We request that the shareholders should carefully read the documents related to the Meeting, available on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

If you have any questions or concerns, please contact the Investor Relations Department by phone (55-11) 3035-5374 or by e-mail ri@brasil-agro.com.

André Guillaumon Chief Executive Officer	Gustavo Javier Lopez Administrative and Investor Relations Officer
Eduardo S. Elsztain Chairman of the Board of Directors

Guidelines on Participation in the Annual Shareholders’ Meeting

Shareholders’ participation in the Company’s ASM is of utmost importance.

The holding of the ASM, on first notice, will require the presence of at least one quarter (1/4) of the Company’s capital stock.

If this quorum is not reached, the Company will publish a new Call Notice announcing a new date for holding the Meeting on a second call, which may take place in the presence of any number of shareholders.

Considering the online-only format which will be used in the Meeting, the shareholders’ participation, or their legal representatives participation will be: (a) through digital platform, for those who present their documents and a request to participate according to the orientation provided on the Call Notice; or (b) by filling and sending the Remote Voting Card, under the terms of CVM Instruction 481.

1. Documents

Pursuant to article 5 of ICVM 481, as amended by ICVM 622, in order to participate online in the Meeting using the “Zoom” electronic platform, shareholders, their representative or attorneys-in-fact shall send an email to the Company at (ri@brasil-agro.com) requesting to attend the Meeting up to 48h prior to the Meeting (i.e., October 14, 2020 at 3 p.m BRT).

The request to participate shall be accompanied by: (i) a document identifying the shareholder, their legal representative or appointed proxy, (ii) the Meeting participant’s telephone number; and (iii) email address to where the Company will send the link to access the Meeting. Additionally, the documentation described below shall be sent:

1.1. For individuals

(a) photo ID;

(b) if represented by proxy, the power of attorney granting special powers;

(c) if applicable, a photo ID of the proxy;

(d) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.2. For legal entities

(a) the most recent restated Bylaws or Articles of Incorporation;

(b) corporate documents proving powers of representation;

(c) photo ID of the legal representative(s);

(d) if represented by proxy, the power of attorney granting special powers;

(e) if applicable, a photo ID of the proxy;

(f) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.3. For investment funds

(a) the most recent restated fund regulations;

(b) the most recent restated Bylaws or Articles of Incorporation of the portfolio manager or administrator, subject to the fund’s voting policy;

(c) corporate documents proving powers of representation;

(d) photo ID of the portfolio manager’s or administrator’s legal representative(s);

(e) if represented by proxy, the power of attorney granting special powers;

(f) if applicable, a photo ID of the proxy;

(g) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

The Company notes that, in relation to the documents above, in light of the current restrictions imposed or recommended due to the COVID-19 pandemic, on a strictly exceptional basis, (i) it will not require a sworn translation of documents originally issued in Portuguese, English or Spanish, or which are accompanied by the relevant translation into these languages, and (ii) it will accept those documents without signature notarization or authentication of copies, and each shareholder shall be responsible for the accuracy and integrity of any such documents presented, except for participation by Remote Voting Form sent directly to the Company by the shareholder.

2. Participation through digital platform

The digital platform provided by the Company for access and participation in the ASM will be the Zoom virtual meeting application. Further information on the features of this platform can be found at: https://zoom.us.

Shareholders who choose to attend the ASM through digital platform should send their request to participate, according with the instructions provided on item 1 above, to the following email address: ri@brasil-agro.com. The shareholders shall send to the Company, through the above mentioned e-mail, scanned copies of the documents listed on item 1 above, at least 48 hours (forty-eight hours) prior the date and time of the meeting - that is, by 3:00 pm on October 14, 2020.

After receiving the documents as indicated above together with the necessary documentation to participate in the Meeting, accordingly with the terms and conditions previously stated on this document, the Company will send to the e-mail address stated on the request to participate the detailed instructions for the participant to access, together with the on-line address (link) for the Meeting.

The Company recommends to the shareholders who wish to participate in the ASM by virtual means to familiarize themselves in advance with the use of the Zoom platform, as well as ensure the compatibility of their respective electronic devices for the use of the platform (by video and audio).

In addition, the Company requests such shareholders to access the Zoom platform at least 30 (thirty) minutes prior to the scheduled time of the ASM in order to allow the validation of the access of all accredited shareholders/participants.

Through the Zoom platform, the accredited shareholders will be able discuss and vote on the agenda items, having access with video and audio to the virtual room where the ASM will take place.

The Company shall not be responsible for any operational or connection problems that the shareholder may encounter, as well as for any other issues beyond the Company's control that may hinder or make it impossible for the shareholder to participate in the ASM by electronic means.

Should the shareholder who has duly requested his/her participation by electronic means not receive the e-mail with instructions for access to the digital platform by 4:00 p.m. on October 15, 2020, he/she shall contact the Company by telephone at +55 (11) 3035-5374, by no later than 10:00 a.m. on October 16, 2020, in order to have his/her respective instructions for access sent back (or provided by telephone).

3. By proxy

Pursuant to Article 126, of LSA, the shareholders may be represented by a proxy constituted less than a year ago, which is a shareholder, an officer of the Company, a legal representative or a financial institution, and the investment fund manager shall represent his members, pursuant Article 126, of LSA, and paragraph 1º. Legal entities shareholders may be represented in accordance with their bylaws/social agreements.

The documents to be presented for participation in the Company’s Meeting will be the same as those required for the person participation mentioned above and, according to the representation, whether of individual, legal entity or investment funds.

4. Remote Voting Form

For this Meeting, the Company will provide the remote voting system established by article 21-A of CVM Instruction 481. In this context, shareholders may send their voting instructions on the agenda of the Meeting as from the present date:

(i) by instructing their custody agent providing this service on the completion of the remote voting form, in the case of shareholders with shares deposited with a central securities depository; or

(ii) by instructing the bookkeeping agent of the Company, Itaú Corretora de Valores, in the case of shareholders with shares deposited with the bookkeeping agent; or

(iii) by completing the Meeting remote voting form and sending it directly to the Company, in accordance with the form made available at CVM, B3 and the Company’s (www.brasil-agro.com) websites.

In the case of divergence between any remote voting form directly received by the Company and the voting instructions contained in the full list of votes sent by the bookkeeping agent for the same CPF or CNPJ tax registration number, the voting instructions contained in the bookkeeping agent’s voting list will prevail, and the remote voting form directly received by the Company will be disregarded.

During the voting period, shareholders may change their voting instructions as many times as they deem necessary, and the last voting instruction received will be acted on by the Company.

Once the voting period is closed, shareholders may no longer change the voting instructions already sent. If a shareholder considers that a change is necessary, such shareholder must attend the Shareholders’ Meeting through digital platform, bearing the documents required in items 1 and 2 above, and ask for the voting instructions sent via distance voting form to be disregarded.

4.1. Exercise of remote vote sent through service providers

Shareholders who opt to exercise their remote voting rights through service providers must transmit voting instructions to their custody agent or the Company’s bookkeeping agent, in accordance with the rules established by the latter. Shareholders must therefore contact their custody agents or the bookkeeping agent to verify the procedures established by the latter for the issue of voting instructions via remote voting form, and the documents and information required by the custody agents for the purpose.

Custody agents will forward the shareholder’s vote received to B3 Central Securities Depository, which, in turn, will create a voting list to be sent to the Company’s bookkeeping agent.

Under the terms of CVM Instruction No. 481 shareholders must transmit the remote voting form filled as instructed to their custody agents or to the bookkeeping agent to be received by October 10, 2020, unless a different deadline is established by the custody agents.

It is worth noting that, as determined by CVM Instruction 481, B3 Central Securities Depository, when receiving shareholders’ voting instructions through their custody agents, will disregard any divergent instructions on the same resolution that have been issued by the same CPF or CNPJ tax registration number. Additionally, the bookkeeping agent, also in line with CVM Instruction No. 481, will disregard any divergent instructions on the same resolution that have been issued by the same CPF or CNPJ tax registration number.

4.2. Remote voting forms sent by the shareholder directly to the Company

Shareholders who opt to exercise their voting right remotely may alternatively do so directly to the Company and, in this case, should forward the following documents to Avenida Brigadeiro Faria Lima, 1.309, 5º andar, Jardim Paulistano, CEP: 01452-002, São Paulo/SP – Brazil, for the attention of the Investor Relations Office:

(a) a physical copy of Remote Voting Form, duly completed, initialed and signed; and

(b) a certified copy of the documents required in item 1 above.

Shareholders may also, if they prefer, send scanned copies of the documents referred to in (a) and (b) above via e-mail to ri@brasil-agro.com, in which case they must also send the original remote voting form(s) and certified copies of the other documents required to be received by October 10, 2020 at Avenida Brigadeiro Faria Lima, 1.309, 5º andar, Jardim Paulistano, CEP: 01452-002, São Paulo/SP – Brazil, with attention to the Investor Relations Office. Once the documents referred to in (a) and (b) above are received, the Company will notify the shareholder of the receipt of such documents and of their acceptance or refusal, under the terms of CVM Instruction 481.

If any remote voting form sent directly to the Company is not fully completed or accompanied by the supporting documents described in item (b) above, it will be disregarded, and the shareholder will be notified at the electronic address indicated in item 3 of the distance voting form.

The documents referred to in (a) and (b) above must be filed with the Company by October 10, 2020. Any distance voting forms received by the Company after this date will be disregarded.

Management Proposal

We hereby provide you with following additional and clarificatory information regarding the matters on the agendas for the Meeting to be held on October 16th, 2020, as follows:

1.1. Financial Statements

The Management of BrasilAgro recommends that you vote in favor of approving the Management Report and the Financial Statements along with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2020, which are available on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

For more information, see Annex I - Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form.

1.2. Allocation of the financial result for the fiscal year ended June 30, 2020.

The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the net income booked for the fiscal year ended June 30, 2020, as follows:

R$
Net Income for the Year	119,554,066.68
(-) Legal Reserve (5%)	(5,977,703.33)
Adjusted Net Income	113,576,363.35
(-) Compulsory Dividends - 25% of the adjusted net income	(28,394,090.84)
(-) Proposed Additional Dividends	(13,605,909.16)
Proposed Dividends	(42,000,000.00)
Reserve for Investment and Expansion	71,576,363.35

LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, five per cent (5%) of Net Income, in the amount of R$ 5,977,703.33 shall be allocated to the constitution of Legal Reserve.

DIVIDENDS: Pursuant to article 35 of the Company’s Bylaws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of R$ 42,000,000.00, corresponding to R$ 0.707756051 per share, excluding treasury shares, on 06.30.2020. The payment of dividends shall be carried out in up to 30 days counted as of the date of their statement. The dividends shall be paid to those holding shareholding position at the Company at the end of the date on which the Annual Shareholders' Meeting approving the financial statements for the fiscal year ended on 06.30.2020 is held, it being understood that, as of the following day, the Company’s shares shall be traded “ex” dividends.

RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 35, subparagraph (c), of the Company’s By Laws, in the amount of R$ 71,576,363.35, shall be allocated to the Reserve for Investment and Expansion, whose purpose is the carrying out of investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming at the expansion of the Company’s activities, in addition to investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the acquisition by the Company the shares of its own issuance, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

We would also like to mention that the currently proposed allocation is clearly reflected in the Financial Statements drafted by the Company’s management, which have already been widely disclosed as required by applicable legislation.

For more information, see Annex II - Information pointed out in annex 9-1-II to CVM Instruction 481.

1.3. Management’s Compensation

The Management of BrasilAgro recommends that the annual global compensation of the Company’s managers for the fiscal year started on July 1, 2020, is established at up to R$ 14,081,850.00, including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the individual amounts to be paid to each director, taking into consideration their duties, abilities, professional reputation and the market value of their services. The annual global compensation proposed for the 20/21 fiscal year, as approved by BrasilAgro’s Management, corresponds to the annual global compensation approved on the last fiscal year adjusted by the period inflation rate, that is, 4.31%.

For more information, see Annex III - Information pointed out in item 13 of the Reference Form, due to the proposal on the determination of the Company’s management compensation.

1.4. Reelection of the sitting members and alternate members of the Company's Fiscal Council, as well as the annual global compensation of the elected members

The Management of BrasilAgro recommends that its shareholders vote in favor of the re-election of Messrs Fabiano Nunes Ferrari, Ivan Luvisotto Alexandre and Débora de Souza Morsch for the positions of sitting members of the Fiscal Council, as well as Marcos Paulo Passoni as an alternate member to Mr. Ivan Luvisotto Alexandre. The Management of BrasilAgro also recommends that its shareholders vote in favor of election of Mr. Mauricio Bispo de Souza Dantonio as an alternate member to Mr. Fabiano Nunes Ferrari and Mr. Ruan Pires as an alternate member to Mrs. Débora de Souza Morsch, for unified mandates that shall end at the Annual Shareholders’ Meeting that approves the financial statements related to the fiscal year ending June 30, 2021. The Management of BrasilAgro further recommends that the compensation of the sitting members of the Fiscal Council of the Company is equivalent to ten percent (10%) of that which, on average, is ascribed to each director, not including benefits, representation fees and profit sharing, besides mandatory reimbursement of travel and accommodation expenses required for the performance of their duties, as set forth in Law 6,404/76.

For more information, see Annex IV - Information indicated in items 12.5 to 12.10 of the Reference Form, for the candidates here indicated.

The Meeting Call Notice in reference to the Meeting to be held on October 16th, 2020, can also be viewed on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

Additional Documents

We present below the supplementary documents for the analysis of matters included in the agenda of the Meeting to be held on October 16th, 2020.

Annex I – Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form.

Annex II – Information pointed out in annex 9-1-II to CVM Instruction 481, due to the proposal on the allocation of net income for the year ended June 30, 2020 and the distribution of dividends.

Annex III – Information pointed out in item 13 of the Reference Form, due to the proposal on the determination of the Company’s management compensation.

Anexo IV – Information indicated in items 12.5 to 12.10 of the Reference Form, due to the proposal on the election of (sitting and alternates) members of the Fiscal Council (Audit Board) of the Company, as of the CVM instruction number 481 of December 17, 2009, article 10, item I, for the candidates here indicated.

The Standardized Financial Statements is available at the Company’s website (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at CVM website (www.cvm.gov.br), comprising:

•	Management Report
•	Financial Statements
•	Independent Auditors’ Report
•	Fiscal Council Opinion

Annex I

Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form.

10.1 – Management Comments

The assessments and opinions included herein reflect the view and perception of our Officers regarding our activities, business and performance. The amounts stated in this section 10.1 derive from our consolidated financial statements for the years ended June 30, 2020, 2019 and 2018.

a. General financial and equity conditions

Balance Sheet (R$ thousand)	2020	2019	2018	AH 2020/2019 (%)	AH 2019/2018 (%)
Current assets	642,464	440,827	372,279	45.7%	18.4%
Non-current assets	1,401,904	916,787	807,320	52.9%	13.6%
Current liabilities	400,092	226,618	203,153	76.5%	11.6%
Non-current liabilities	522,707	250,463	220,582	108.7%	13.5%
Equity	1,121,569	880,533	755,864	27.4%	16.5%

The Company has been increasing its shareholders’ equity in recent years. This reflects its commitment to delivering value to our investors. Management’s main comments regarding the items that they deem to be the most relevant in the Balance Sheet are listed below:

Cash and Cash Equivalents

The Company ended the year 2020 with a cash position of R$176.1 million, which is a 47.0% increase against June 30, 2019. This increase is largely due to the sound agricultural operating performance, the increased planted area and the volume of sales.

Inventory

The Company ended the 2019/2020 crop with an inventory of 48.2 thousand tons of soy, 79.9 thousand tons of corn, 1.1 thousand tons of cotton, 2.5 thousand tons of beans and 15.1 thousand head of cattle. At the end of the 2018/2019 crop, the inventory was 54.8 thousand tons of soy, 32.8 thousand tons of corn, 1.6 thousand tons of cotton and 20.9 thousand head of cattle.

Investment Properties

The Company’s business strategy is based on the acquisition, development, exploitation and sale of rural properties suitable for agricultural use. The Company acquires rural properties that it believes have significant potential for generating value by means of the transformation of assets and the development of profitable agricultural activities.

Starting off from the acquisition of our rural properties, we seek to implement crops with higher added value and to transform these rural properties with investments in infrastructure and technology. According to our strategy, when we believe that the value of the rural properties provides us with the expected return, we will sell them in order to realize capital gains.

The rural properties purchased by the Company are stated at cost of acquisition, which does not exceed their net realizable value, and are being shown under “Non-current assets”.

Investment properties are valued at their historical cost, together with the investment in buildings, improvements and area opening, minus accumulated depreciation using the same criteria as that described for property and equipment.

As at June 30, 2020, we recorded R$29.7 million in works in progress, which refer to opening of areas not yet completed and other investments in the Company’s farms.

Capex - Property and Equipment

In 2020, the Company’s Property and Equipment totaled R$115.9 million, against R$107.9 million reported in 2019 and R$84.8 million posted in 2018, demonstrating the Company’s consistent investment in increasing the value of its portfolio.

Depreciation – Area Opening

In 2020 we recorded area opening depreciation of R$8.3 million, against R$6.5 million and R$14.3 million in 2019 and 2018, respectively. The increase in the amounts between 2019 and 2020 is due to the increase in the open area being depreciated. The decrease between the values amounts for 2018 and 2019 reflects the adjustment in the annual depreciation rate realized between the periods.

b. Capital structure:

Management believes that our capital structure is adequate to meet our needs, as our shareholders’ equity was R$1,121.6 million as at June 30, 2020, R$880.5 million as at June 30, 2019 and R$755.9 million as at June 30, 2018.

As at June 30, 2020, our capital structure was basically made up of loans and financing from development banks, debentures and immediately redeemable financial investments, maintaining a very similar capital structure to that seen in the years ended June 30, 2019 and 2018.

The table below shows the change in our capital structure, breaking it down into two fundamental elements: third party capital and equity, in order to demonstrate our Company’s main source of capital.

(R$ thousand)	06/30/2020	06/30/2019	06/30/2018
Third party capital (Current and long-term liabilities)	922,799	477,081	423,735
Own Capital (Net equity)	1,121,569	880,533	755,864
Total Capital	2,044,368	1,357,614	1,179,599
Third party capital / Total capital	45%	35%	36%
Own capital / Total capital	55%	65%	64%

c. Payment capacity in relation to financial commitments assumed

Management believes that we have the capacity to pay our financial commitments for the next 12 months. We are in a comfortable position regarding our sources of financing for working capital and investments for expansion, mainly bearing in mind our ability to generate cash, the possibility of further funding from third parties and the profile of our financial indebtedness.

Our position in terms of cash and cash equivalents and immediately redeemable financial investments as at June 30, 2020 was R$171.0 million against R$110.7 million and R$115.5 million in the years ended June 30, 2019 and 2018, respectively. On the same dates, our short and long-term loans and financing totaled R$514.1 million, R$285.9 million and R$255.8 million, respectively. The increase between 2019 and 2020 reflects the merger of Agrifirma, which was concluded in January 2020.

d. Financing sources for working capital and for investments in non-current assets used

Our source of working capital fundamentally comes from our own cash generation and to a less extent from the raising of third-party funds.

With regard to the financing of investments in non-current assets, Management used the best options for analyzing the feasibility between raising funds from third parties or using equity. The metric used for decision making involves the correlation between market rates and return on equity.

e. Financing sources for working capital and for investments in non-current assets that the issuer intends to use to cover shortfalls in liquidity

Management believes that our cash generation is sufficient to meet our short-term obligations and we intend to maintain our debt profile with preference for short and long-term financing with development banks and/or government development agencies, which offer more attractive costs than those charged by the market, as we did in the years ended June 30, 2020, 2019 and 2018.

If it is necessary, we can undertake other financial transactions with the market’s main financial institutions to reinforce our cash position.

f. Levels of indebtedness and the characteristics of said debts

i. material loan and financing agreements

The table below shows the position of our short and long-term loans and financing in the years ended June 30, 2020, 2019 and 2018.

Loans and Financing (R$ thousands)	Maturity	Annual rate of interest and charges - % 06/30/2020	06/30/2020	06/30/2019	06/30/2018

Short Term

Financing of Agricultural Funding	Oct-20	Pre-fixed 1.80 + CDI at 100	13,334	38,588	31,847
Financing of Agricultural Funding (Guarani)	Jan-21	Pre-fixed 7.00 to 8.50	36,049	18,364	11,486
Project Bahia Financing	Sep-20	Pre-fixed 6.50 and 7.50	231	6,243	3,131
Working Capital	Jan-21	Pre-fixed 2.00 + 100 of the CDI	77,516	-	-
Financing of Machinery and Equipment	Sep-20	Pre-fixed 7.22	230	1,431	630
Sugarcane Financing	Aug-20	Pre-fixed 6.14 to 6.76	41,469	1,401	21,318
Debentures	Jul-20	106.50 and 110.00 of the CDI	48,445	10,581	-
			217,274	76,608	68,412

Long Term
Financing of Agricultural Funding	Aug-24	Pre-fixed 7.64	156,097	-	-
Project Bahia Financing	Nov-30	Pre-fixed 3.50	10,023	22,291	27,146
Financing of Machinery and Equipment	Jun-24	LTIR + 3.73 Pre-fixed 8.50 to 10.50	-	4,111	5,411
Sugarcane Financing	Sep-26	Pre-fixed 6.14 to 6.76	31,821	42,081	13,194
Debentures	Jul-23	106.50 and 110.00 of the CDI	98,898	140,762	141,642
			296,839	209,245	187,393
Total			514,113	285,853	255,805

ii. other long-term relationships with financial institutions

In the years ended June 30, 2020, 2019 and 2018, we had no long-term relationships with financial institutions other than those already mentioned above.

iii. degree of subordination between debts

There is no degree of contractual subordination between our unsecured debts. Collateralized debts enjoy the priorities and prerogatives provided by law.

iv. any restrictions imposed on the issuer, in particular, in relation to debt limits and contracting of new debts, distribution of dividends, sale of assets, issue of new securities and disposal of corporate control

Most of our financing is denominated in Reais and has its own characteristics and conditions defined in agreements with social economic development government banks, which directly or indirectly transfer said financing. The debentures have restrictive covenants related to the maintenance of certain financial indicators, based on the ratio of net debt to fair value of investment properties. Failure by the Company to comply with these indicators during the term of the debentures may result in the early maturity of the debt. As at June 30, 2020 and on June 30, 2019, the Company was in compliance with the restrictive covenants referred to above. The Company’s financing had no financial covenants as at June 30, 2018, merely operational ones, with which the Company was in compliance.

g. Limits on the use of financing already contracted and percentages already used

In the years ended June 30, 2020, 2019 and 2018, since all the events provided for in the aforementioned financial schedules occurred, we used 100% of the funds available in the loans and financing contracted. In relation to the debentures, we have already used 100% of the financed capital.

h. Significant changes in each item of the financial statements

The summary of our financial statements for the years ended June 30, 2020, 2019 and 2018 was taken from our financial statements, which were drawn up under our management’s responsibility, in accordance with the accounting practices adopted in Brazil.

This financial information properly reflects our operating results and our equity and financial condition in the respective periods and which were audited by the independent auditors, in accordance with the auditing standards applicable in Brazil.

Consolidated Income Statement - comparison of the years ended June 30, 2020 and 2019

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2020	2019	2020	2019	2020	2019

Grains	81,905	66,899	314,969	228,612	233,413	171,735
Sugarcane	29,169	31,832	2,281,197	1,932,235	192,942	160,476
Cotton	1,713	1,580	8,152	4,875	13,052	-

In the comments below, the percentage changes were calculated based on the balances expressed in millions of Reais.

Net revenue increased by R$24.0 million, from R$535.1 million in the year ended June 30, 2019 to R$559.1 million in the year ended June 30, 2020. This increase was mainly due to the increase in revenue from agricultural operations.

Change in the fair value of biological assets and agricultural products

The change in the fair value of biological assets and agricultural products rose from a gain of R$56.7 million in the year ended June 30, 2019 to a gain of R$160.4 million in the year ended June 30, 2020.

The gain or loss on the variation in the fair value of biological assets is mainly determined by the difference between the fair value and the costs incurred with the planting and planting techniques of biological assets up to the time of the valuation, as well as the losses resulting from the harvest of agricultural products.

The agricultural products harvested are measured at fair value at the point of harvest and take into account the market price at the location of each farm.

The gain or loss on changes in the fair value of agricultural products is determined by the difference between the amount harvested at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, lease and depreciation).

(Impairment) Reversal of provision for impairment of agricultural products

Impairment of agricultural products after the harvest went from a loss of R$2.0 million in the year ended June 30, 2019 to a loss of R$4.2 million in the year ended June 30, 2020. These variations result from the difference in the price of the stock of grains from the time of harvest up until the end of the respective accounting period.

Cost of sales

Cost of sales increased by R$107.0 million, rising from R$280.1 million in the year ended June 30, 2019, to R$387.1 million in the year ended June 30, 2020, mainly as a result of:

i. Cost of grains sold: Soybean COGS increased by R$40.3 million in 2020 against the previous year, rising from R$125.2 million, in relation to the sale of 137.1 thousand tons at a cost of R$912.91 per ton, to R$165.5 million, in relation to the sale of 166.1 thousand tons at a cost of R$996.18 per ton. The cost is impacted by the variation in the volume sold, fertilizer prices - affected by freight and the exchange rate - and by the sales of farms, which reduce cultivation in mature areas in the year and, as a result, cause a drop in average productivity per hectare in the period.

Corn COGS increased R$16.2 million in 2020 against the previous year, rising from R$11.1 million, which relates to the sale of 21.3 thousand tons at a cost of R$520.21 per ton, to R$27.3 million, which relates to the sale of 84.7 thousand tons at a cost of R$322.74 per ton. The decrease in the cost of corn can be attributed to the increase in the volume sold and the resulting dilution of the fixed cost.

ii. Cost of sugar cane sold: Sugar cane COGS increased by R$9.8 million in 2020 against the previous year, rising from R$123.2 million, in relation to 1.8 million tons at a cost of R$69.19 per ton, to R$133.0 million, in relation to 2.1 million tons at a cost of R$64.50 per ton of sugarcane. The decrease in cost per ton is mainly due to improved productivity at Fazenda São José, which resulted in a greater dilution of the cost.

iii. Cost of sale of cattle: Livestock COGS increased by R$15.3 in 2020 million against the previous year, up from R$17.1 million, in relation to the cost of selling 8,750 head of cattle, at a cost of R$2.0 thousand a head, to R$32.4 million, in relation to the cost of selling 15,159 head of cattle, at a cost of R$2.1 thousand a head.

Gross profit

For the above-mentioned reasons, in the year ended June 30, 2020, our gross profit totaled R$221.4 million, which was R$14.8 million decrease against R$236.2 million for the year ended June 30, 2019. The change in gross profit is largely attributable to the lower revenue from the sale of farms in 2020 against 2019.

Selling expenses

Selling expenses were up R$3.8 million, from R$10.5 million in the year ended June 30, 2019 to R$14.3 million in the year ended June 30, 2020, mainly on account of the reversal of the Provision for Doubtful Debt in the period, which was impacted by the merger of Agrifirma.

General and Administrative Expenses

General and administrative expenses increased by R$5.1 million, rising from R$38.8 million in the year ended June 30, 2019 to R$43.9 million in the year ended June 30, 2020.

(R$ thousand)	2020	AV 2020 (%)	2019	AV 2019 (%)	AH 2020/2019 (%)
General and Admnistrative Expenses	(43,890)	6.1%	(38,812)	6.6%	13.1%
Depreciations and Amortizations	(1,512)	0.2%	(584)	0.1%	158.9%
Personnel Expenses	(30,681)	4.3%	(28,678)	4.9%	7.0%
Expenses wth services providers	(5,593)	0.8%	(3,449)	0.6%	62.2%
Leases and Rents	(175)	0.0%	(803)	0.1%	-78.2%
Other Expenses	(5,929)	0.8%	(5,298)	0.9%	11.9%

The increase in depreciation and the decrease in expenses for leases and rentals reflect the reclassifications of leases as a result IFRS 16. The increase in Personnel Expenses is due to the payment of taxes in connection with the Long-Term Stock Incentive Plan that was approved by the Company in 2017. The increase in the Provision of Services is due to the merger of Agrifirma.

Other expenses refer to spending on telephony, building maintenance, registry offices, insurance and the listing of shares among others.

Other Net Operating Revenue (Expenses) - In 2020 other operating revenues and expenses were affected by Agrifirma’s merger, mainly considering the costs entailed in the operation. As at June 30, R$3.4 million of other expenses were reclassified as cost of goods sold (COGS). We also recognized R$6.3 million of agricultural insurance compensation, on account of the crop failure in Paraguay.

Equity pickup - we recognized an expense of R$150.0 thousand in the year ended June 30, 2020.

Financial Income and Expenses - The consolidated financial result is made up of the following elements: (i) interest on financing, (ii) exchange variation on offshore account, (iii) present value of receivables from the sale of the Araucária, Alto Taquari and Jatobá farms, fixed in sacks of soybeans, and sugarcane leases (iv) result of hedge transactions and (v) bank charges and fees and earnings from financial investments of cash and cash equivalents.

The R$37.5 million update in fair value in 2020 shows the variation in the amount to be received from the sale of the Araucária, Jatobá and Alto Taquari farms, denominated in sacks of soybeans and the variation in Consecana’s price in the lease of Parceria IV farm.

The result from operations with derivatives mainly reflects the result of the commodity and dollar hedge transactions, for the purpose of reducing the volatility of the company’s exposure, given that the company’s revenues, inventory, biological assets and receivables from the sale of farms show a positive correlation with commodity prices and the price of the dollar. In 2020, the result from derivatives transactions was negative by R$48.2 million, consisting of a R$68.8 million negative result from currency transactions and a R$20.6 million positive result for commodities transactions. In 2019, the result from derivatives transactions was R$15.7 million, of which R$10.1 million was from currency transactions and R$5.6 million from commodities transactions.

Due to the dollar’s high volatility in 2020, the main cause of which was the Covid-19 pandemic, we had a negative impact on our results from derivatives transactions. However, to a large extent this impact is offset in cash accounts, as the company’s assets, such as inventories, biological assets and receivables from the sales of farms, are settled over the following months.

Income tax and social contribution - we calculated income tax and social contribution of R$14.0 million in the year ended June 30, 2020, against income tax of R$22.7 million for the same period in 2019.

Net profit (loss) for the year - our profit for the period decreased from R$177.1 million in the year ended June 30, 2019 to R$119.6 million in the year ended June 30, 2020. This result reflects the strength of our operating income in light of the greater volatility of the real estate result, even in periods of uncertainty.

Consolidated Income Statement – annual comparison between June 30, 2019 and 2018

	Planted area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2019	2018	2019	2018	2019	2018

Grains	66,899	35,207	228,612	111,123	171,735	97,179
Sugarcane	31,832	31,580	1,932,235	1,812,728	160,476	138,143
Cotton	1,580	-	4,875	-	-	-

In the comments below, the percentage variations were computed based on balances expressed in millions of reais.

Net revenue increased by R$238.4 million, from R$296.7 million in the fiscal year ended June 30, 2018 to R$535.1 million in June 30, 2019. This increase was mainly due to:

i.       Revenue from farm sales: During the period ended June 30, 2019, we had revenue from the sales of farms in the amount of R$177.2 million, reflecting the sales of the Jatobá and Alto Taquari farms in the states of Bahia and Mato Grosso, respectively; and

ii.       Revenue from sale of soybean: the revenue from sale of soybean increased by R$77.9 million, from R$83.8 million during the fiscal year ended June 30, 2018 (with sales of 74.3 thousand tons), to R$161.7 million in the fiscal year ended June 30, 2019 (with sales of 137.1 thousand tons). This increase in the revenue from sale of soybean is mainly due to the increase in the volume billed in the period;

Change in the fair value of biological assets and agricultural products

The change in the fair value of biological assets and agricultural products increased from a gain of R$99.1 million in the fiscal year ended June 30, 2018 to a gain of R$56.7 million in the fiscal year ended June 30, 2019.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and the costs effectively incurred for the planting and cultural treatment of biological assets until the moment of appraisal, as well as the write-offs from the harvest of agricultural products.

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

(Impairment) Reversal of provisions for the net realizable value of agricultural products

Impairment to net realizable value of post-harvest agricultural products went from an increase of R$883.0 thousand in the fiscal year ended June 30, 2018, to a loss of R$2.0 million in the fiscal year ended June 30, 2019. These variations result from the difference in the price of grains at the time of harvest until the closing of the respective accounting period.

Cost of sales

The costs of sales increased by R$112.0 million, from R$168.1 million in the fiscal year ended June 30, 2018, to R$280.1 million in June 30, 2019, mainly due to:

i.       Cost of grains sold: soybean COGS increased by R$61.8 million in 2019 versus the previous year, from R$63.4 million, relating to the sale of 74.3 thousand tons at a cost of R$853.73 per ton, to R$125.2 million, relating to the sale of 137.1 thousand tons at a cost of R$912.91 per ton. This increase was due to changes in fertilizer prices, impacted by freight and exchange rates.

Corn COGS reduced by R$2.6 million in 2019 versus the previous year, from R$13.7 million, relating to the sale of 31.1 thousand tons at a cost of R$439.44 per ton, to R$11.1 million, referring to the sale of 21.3 thousand tons at a cost of R$520.20 per ton. The increase in cost per ton of corn is also explained by the change in input prices, impacted by freight and exchange rate.

ii.       Cost of sugarcane sold: sugarcane COGS increased by R$40.0 million in 2019 versus the previous year, from R$86.2 million, relating to the sale of 1.7 million tons at a cost of R$51.25 per ton, to R$126.2 million, relating to the sale of 1.8 million tons at a cost of R$70.85 per ton of sugarcane. The increase in cost per ton is mainly due to the incidence of cultural treatment and irrigation expenses at Fazenda São José for this harvest.

iii. Cost of livestock sold: cattle-raising COGS increased by R$12.7 million in 2019 versus the previous year, from R$4.4 million, relating to the sale of 2,006 heads of cattle, at a cost of R$2.2 thousand per head, to R$17.1 million relating to the sale of 8,750 heads of cattle, at a cost of R$2.0 thousand per head.

Gross profit

For the reasons mentioned, our gross profit in the fiscal year ended June 30, 2019 was R$236.2 million, increasing by R$80.4 million versus the R$155.8 million recorded in the fiscal year ended June 30, 2018. The change in gross profit is mainly attributed to:

i.       an increase of 238.2% in revenues from sales farms, referring to the sale of Jatobá and Alto Taquari farms, which generated revenues of R$177.2 million; and

ii.       an increase of 75.2% in the billing of grains, which generated revenues of R$175.0 million.

Selling expenses

Selling expenses increased by R$449 thousand, from R$10.1 million in the fiscal year ended June 30, 2018, to R$10.5 million in the fiscal year ended June 30, 2019, mainly due to the increase in cargo volume and higher freight rates.

General and administrative expenses

General and administrative expenses increased by R$3.9 million, from R$34.9 million in the fiscal year ended June 30, 2018, to R$38.8 million in the fiscal year ended June 30, 2019.

(R$ thousand)	2019	AV 2019 (%)	2018	AV 2018 (%)	AH 2019/2018 (%)
General and Administrative Expenses	(38,812)	6.6%	(34,945)	8.8%	11.1%
Depreciation and Amortization	(584)	0.1%	(816)	0.2%	16.4%
Personnel Expenses	(28,678)	7.2%	(24,160)	6.1%	14.0%
Expenses with services providers	(3,449)	0.9%	(4,279)	1.1%	13.4%
Leases and Rent	(803)	0.2%	(689)	0.2%	-5.4%
Other Expenses	(5,298)	1.3%	(5,001)	1.3%	10.1%

General and administrative expenses increased by 11.1% versus the same period of the previous year, from R$34.9 million to R$38.9 million.

Personnel expenses increased by 18.7% due to the provision for the Long-Term Incentive Plan, payment of bonuses and social contributions (INSS).

In addition, article 15, paragraph 7, of 13.606 provides that, as of January 2019, the rural producer may have social security contribution on the total salaries paid. Previously, the social security contribution consisted of a percentage of the company’s revenues. The Company opted for the change, which resulted in an increase in the Personnel Expenses account against a reduction in the Taxes and Fees account.

Leases and Rents increased by 16.5% in leases and reflects the grace period agreed upon in the renegotiation of lease agreements, which ended last season.

Software expenses increased by 35.7% due to the implementation of the e-social system and the effect of exchange variation on subscriptions.

Other Expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

Other Operating Revenue (Expenses), Net – in June 30, 2018, we recorded revenues of R$35.4 million, reflecting the conclusion of the spin-off of Cresca's operation in Paraguay, in the amount of R$35.7 million, while in June 30, 2019 the amount was R$1.1 million.

Equity pick-up – we recognized a gain of R$1.1 million in the fiscal year ended June 30, 2019.

Financial Income and Expenses – The consolidated financial income/expenses corresponds to the composition of the following elements: (i) interest on financing, (ii) monetary variation on the amount payable for the purchase of Alto Taquari and Nova Buriti farms, (iii) foreign Exchange variation on off shore account, (iv) present value of receivables from sale of the Araucária, Alto Taquari and Jatobá farms, established in bags of soybean and sugarcane leasing, (v) result from hedge transactions and (vi) bank expenses and charges and yields from financial investments of cash and cash equivalents.

Our net financial result increased by R$21.5 million, from an expense of R$8.5 million in the fiscal year ended June 30, 2018, to an income of R$12.9 million in the June 30, 2019.

Realization of the present value shows the variation in the amount to be received due to the sales of the Araucária, Jatobá and Alto Taquari farms, established in bags of soybean and the variation of the Consecana prices in sugarcane rental at the Fazenda Parceria IV.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power for inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 2019, the result of derivative transactions was R$15.7 million, of which R$10.1 million relating to currency transactions and R$5.6 million in commodities transactions. In 2018, the result of derivative transactions was negative by R$5.3 million, of which a negative R$17.8 million related to currency transactions and R$12.5 million was in commodities transactions.

The increase in other financial income/expenses is mainly due to the increase in the Company's cash balance, form an average cash of R$64.5 million in 2018 to R$98.3 million in 2019.

Income tax and social contribution – we assessed an income tax and social contribution of R$22.8 million for the fiscal year ended June 30, 2019, against an income tax of R$25.9 million for the same period in 2018.

Net Income (loss) for the year – our results for the period increased, from a profit of R$126.3 million in the fiscal year ended June 30, 2018 to a profit of R$177.1 million in June 30, 2019. This result mainly reflects the good performance of the Company's real estate activities during the year.

10.2 – Financial and operating result

In the year ended June 30, 2020, we recorded Net Revenue of R$559.1 million, Net Profit of R$119.6 million and Adjusted EBITDA of R$177.6 million. This result reflects the sale of 3,199 hectares of land for the amount of R$83.2 million, the sale of 2,325.2 thousand tons of agricultural products (soybeans, corn, cane, cattle and others) for the amount of R$487.6 million and a R$30.8 million negative financial result.

The pursuit to increase the value of our properties is the main element in our strategy. We acquire rural properties that we believe have significant potential for generating value and the transformation of land is the main route for increasing the value of these properties. Since we began operating in 2006, we have invested more than R$799.9 million in the acquisition and development of the portfolio and have made sales totaling R$924.8 million.

A broader analysis reveals the constant development of the Company’s efficiency, with a solid management model and a qualified team committed to delivering results and finding opportunities to generate value in order to continue to post consistent growth.

Key Financial Indicators

Income Statement (R$ thousand)	2020	2019	2018
Net Sales Revenues	559,060	535,131	296,684
Gross Profit (Loss)	221,393	236,186	155,742
Selling Expenses	(14,300)	(10,536)	(10,087)
General and Administrative Expenses	(43,890)	(38,812)	(34,945)
Other Operating Income/Expenses, net	1,231	(1,064)	35,432
Net Financial Result	(30,755)	12,922	14,671
Equity Pick up	(150)	1,102	(8,556)
Profit (loss) before income and social contribution taxes	133,529	199,798	152,257
Income and social contribution taxes	-13,975	-22,719	-25,919
Profit (loss) for the period	119,554	177,079	126,338

EBITDA Ajustado ( R$ mil )	2020	2019	2018
Net Profit	119,554	177,079	126,338
Interest	30,755	-12,922	8,556
Taxes	13,975	22,719	25,919
Depreciation and amortization	30,153	23,078	23,222
Depreciation adjustments - IFRS 16	30,096	-	-
Equity Pickup	150	-1102	-14671
Other Oprational Revenues/Expenses (1)	-14	-174	-35,702
Elimination of gains on biological assets (grains and sugarcane planted)	-22,070	-8,407	9,033
Derivatives Results	-25,026	4,476	87
Adjusted EBITDA	177,573	204,747	142,782

Key Operating Indicators

	Harvest Year
Activity (hectares)	19/20	18/19	17/18
Total transformed area	5,700	2,000	2,000
Total harvested area	153,154	134,951	102,854

a.        Results of the issuer’s operations, in particular:

i.        description of any important components of revenue

Our revenue from sales and services comes from (i) the sale of rural properties; (ii) the sale of sugar cane production; (iii) the sale of the production of grains and fibers, namely soybeans, corn, beans, cotton and others; (iv) the sale of cattle; (v) as well as the lease of land. The following table gives the breakdown of our net revenue, for the years ended June 30, 2018, 2019 and 2020:

ii.        factors that materially affected operating income

Since the start of the Covid-19 pandemic in March 2020, we have adopted measures to preserve our employees’ health, contribute to containing Covid-19 and mitigate its effects on our operations. Our production units in Brazil and Paraguay continued to operate and the results did not suffer any major impacts on account of the pandemic.

In 2020 we carried out the Merger of Agrifirma. Agrifirma owned 28,930 hectares of agricultural land located in the western part of the State of Bahia, which generated synergy and scale gains with the operations of Bahia cluster, given that the areas are close to the Chaparral and Jatobá farms, in addition to other financial and commercial benefits.

Another important transaction was the acquisition of Fazenda Serra Grande, which is located in the municipality of Baixa Grande do Ribeiro in the State of Piauí. The farm has an area of 4.5 thousand hectares, of which 2.9 thousand hectares of agricultural land to be developed and which is suitable for growing grains.

With the Merger of Agrifirma and the acquisition of Fazenda Serra Grande, our portfolio now stands at 269,065 hectares, of which 30% is already developed, 28% is under development and 42% refers to the landbank.

b.        Changes in revenues attributed to changes in prices, foreign Exchange rate, inflation, changes in volumes and introduction of new products and services

Our main products are exposed to changes in the price of commodities, foreign exchange rate, in addition to other indexes that are linked to our debts.

Part of the volume of receivables is priced in US dollar and, consequently, our revenues are impacted by the foreign exchange variation. The production of certain agricultural commodities such as soybean, corn and others, may be priced in reais or in US dollars by weight unit. The exposure to the US dollar only occurs when the agricultural commodity has its price established in American currency by weight unit. In this case, it is necessary to monitor the foreign exchange rate exposure. To reduce these impacts on cash flow, we establish limits for foreign exchange rate exposure, which cannot be above 5% (both exchange purchase and exchange sales) of the expected revenue for the commodities which are typically sold in US dollars. In view of the expectation of high current exchange rate volatility (US$/R$), the Board of Directors authorized, as an exception to the Risk and Hedge Policy, the increase in the foreign exchange and soy derivative hedging position by up to 30% (thirty percent), for the 19/20 crop, in order to optimize the Company's results from the sale of grains during said harvest. For the 20/21 crop, in light of the volatility caused by the Covid-19 pandemic and given the expectation that exchange rate volatility (US$/R$) will remain at a high level, the Directors authorized, as an exception to the Risk and Hedge Policy, the Risk Committee’s proposal to maintain the increase in the mismatch limit of the derivative positions (hedges) between foreign exchange and soybeans in the futures market by up to twenty percent (20%) until the Board of Directors decides otherwise. Also on account of the current extraordinary prices of grains on the domestic market, they approved the Risk Committee’s proposal to include in the Company’s Risk and Hedge Policy the possibility of making futures sale of up to fifty percent (50%) of the expected agricultural production more than 12 months prior to the planting date of the respective crop, based on the exchange ratio of input versus product.

Inflation, on the other hand, does not directly affect the variation in our revenues, as our products are internationally traded agricultural commodities, with quotations traded on stock exchanges, the prices of which are determined by the domestic and global supply and demand scenario.

In the 2019/2020 crop we started growing beans. The introduction of this activity has not resulted in any significant impact on revenues up to this point.

The Company has also been increasing its planted area as part of its business strategy. As a result, there was an increase in the volume sold as well as in the revenue from agricultural operations.

c.       Impact of inflation, of changes in prices of the main inputs and products, of foreign exchange rate and interest rate on the issuer’s operating and financial result

Some of the inputs necessary for the agricultural production as chemical pesticides, fertilizers, among others. may have their prices linked to the US dollar. In these cases, the foreign Exchange exposure is generated from the date of definition of the input price (when in US dollars) and the date of its payment.

To reduce these impacts on cash flow, we establish limits for foreign exchange exposure, which cannot be above 5% (both exchange purchase and exchange sales) of the expected revenue for the commodities which are typically sold in US dollars. In view of the expectation of high current exchange rate volatility (US$/R$), the Board of Directors authorized, as an exception to the Risk and Hedge Policy, the increase in the foreign exchange and soy derivative hedging position by up to 30% (thirty percent), for the 19/20 crop, in order to optimize the Company's results from the sale of grains during said harvest. For the 20/21 crop, in light of the volatility caused by the Covid-19 pandemic and given the expectation that exchange rate volatility (US$/R$) will remain at a high level, the Directors authorized, as an exception to the Risk and Hedge Policy, the Risk Committee’s proposal to maintain the increase in the mismatch limit of the derivative positions (hedges) between foreign exchange and soybeans in the futures market by up to twenty percent (20%) until the Board of Directors decides otherwise.

Other costs, such as labor and general costs, are influenced by the inflation rates and may result in increases of costs and expenditures with personnel, directly impacting on our financial result.

10.3 – Events with significant effects, occurred and expected, on the financial statements

a.       Introduction or sale of operating segment

There was no introduction or sale of any operating segment which have significantly affected our financial statements during the last three years.

b.       Constitution, acquisition or sale of corporate interest

During the last three years, the following acquisitions or sales of corporate interest occurred:

On January 17, 2020, CRESUD S.A.C.I.F y A. decreased its position to 19,910,800 ações, or 32.06% of the total shares issued by the Company.

On August 16, 2019, Charles River Capital increased its position to 4,321,900 shares, or 7.60% of the total shares issued by the Company.

On August 16, 2019, Conifer Management, LLC, previously referred to as Ruane, Cunniff & Goldfarb Inc., sold all its shares and no longer holds shares issued by the Company.

c.       Unusual events or operations

The merger of Agrifirma was completed on January 27, 2020. This agreement gave BrasilAgro control and consolidation of the operations of the Agrifirma Group, made up of Agrifirma Brasil Agropecuária S.A. and its subsidiaries. The financial statements for 3Q20 already show the impacts of the operation.

The transaction was carried out by means of an exchange of shares at the initial exchange ratio of R$31.50 per BrasilAgro share based on the shareholders’ equity of BrasilAgro and Agrifirma, as at June 30, 2019. On April 1, 2020, BrasilAgro communicated to the shareholders of Agrifirma Holding that the Final Exchange Ratio based on the variation in the shareholders’ equities up to January 27, 2020, reached 5,392,872 shares, the minimum amount established in the agreement.

As a result of the transaction, 28,930 hectares, valued by Deloitte at R$205.6 million, were added to the properties’ portfolio. The areas involved in the merger are located in the West of the State of Bahia, close to the Jatobá and Chaparral farms and are suitable for grains and livestock, in addition to having relevant irrigation potential, which translates into gains in scale and synergy with our existing operations and dilution of administrative expenses.

In 2020, the Company also invested USD 1.0 million in the Ag-Fintech Agrofy, which is focused on developing the agricultural sector’s chain of operations. This effort is aimed at innovating and making better use of technology with a view to greater efficiency and sustainability of the business. The startup consists of an online marketplace, with a full range of e-commerce solutions, customized for the needs of merchants and their respective partner channels, aiming at an alternative route for connecting farmers and suppliers.

In May 25, 2018, 142,200 simple, unsecured first issue debentures, not convertible into shares, were subscribed and paid-in, to be converted into collateral, in two series, for private placement totaling R$142.2 million, of which R$85.2 milllion in the first series and R$57.0 million in the second series.

The Debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Certificates of Agribusiness Receivables.

The first series will mature on August 1, 2022, subject to interest corresponding to 106.5% of the DI Rate, and the second series will mature on July 31, 2023, subject to interest corresponding to 110.0% of the DI Rate.

10.4 – Significant changes in the accounting practices – Exceptions and emphasis in the auditor’s opinion

a.       Significant changes in the accounting practices

New or revised pronouncements applied for the first time in the year ended June 30,2020

Standards issued and applicable as of July 1, 2019

Since the Company’s fiscal year begins on July 1, the standards to be mandatorily applied as from January 1, 2019 were adopted by the Company in the fiscal year beginning July 1, 2019.The nature and effectiveness of each of the new standards and alterations are described below:

a. IFRS 16 – Leases

IFRS 16/CPC - 06 (R2) – Leases, issued in January 2016, replaces IAS 17 – Leases, IFRIC 4 – Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating leases, and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease.

IFRS 16 establishes the principles for recognition, measurement, presentation and demonstration of leases and requires that lessees book all leases using a single model in the balance sheet, similar to the accounting of financial leases under IAS 17.

IFRS 16/CPC 06 (R2) came into force on January 1, 2019. Said standard had significant impacts on the separate and consolidated financial statements, since the Company started to recognize lease liabilities and right-of-use assets on the date of initial application for leases previously classified as operating leases. The Company’s main contract are related to agricultural partnership operations and land lease, in addition to other less relevant contracts that involve the lease of machinery, vehicles and properties (Note 13). In the fiscal year starting July 1, 2019, the Company adopted IFRS 16/CPC – 06 (R2) for the first time.

Adopted method

The Company opted to adopt the modified retrospective approach with accrued effects registered on July 1, 2019, considering the value of the right-of-use of the asset measured at the value equivalent to the lease liability, adjusted by the amount of any payments made in advance or accumulated related to these leases that were recognized in the balance sheet immediately prior to first-adoption of the standard. Lease liabilities will be discounted at present value by the incremental interest rate of the lessee on the transition date.

Other impacts

The Company has land lease contracts with its subsidiaries that led the adoption of said standard to cause differences between the parent company and consolidated results, which were adjusted in the calculation of equity income (loss) of the parent company so that the result for the period of the parent company and the consolidated result attributed to the controlling shareholders were equal, based on ICPC 09 (R2) – Company Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method of Accounting. The calculation of equity income (loss) is presented in Note 11.

b. Interpretation IFRIC 23 – Uncertainty over income tax treatments

The Interpretation (corresponding to ICPC 22) deals with the accounting of income taxes in cases where the tax treatments involve uncertainty that affects the application of IAS 12 (CPC 32) and does not apply to taxes outside the scope of IAS 12 or include specifically the requirements related to interest and fines associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•      If the entity considers uncertain tax treatments separately;

•      The assumptions of the entity regarding the examination of tax treatments by tax authorities;

•      How the entity determines taxable income (tax loss), calculation bases, unused tax losses, tax credits from prior periods and tax rates;

•      How the entity considers changes in facts and circumstances.

The entity must determine if it considers each uncertain tax treatment separately or jointly with one or more uncertain tax treatments. The entity must follow the approach that best provides the resolution of the uncertainty. The interpretation is valid for annual periods starting after January 1, 2019. The Company adopted the standard as of July 1, 2019 and concluded that there are no significant effects on its interim separate and consolidated financial statements.

Standards issued but not yet in force

a. Amendments to CPC 15 (R1): Defining businesses

In October 2018, the IASB issued amendments to IFRS 3 regarding the definition of a business, and such amendments were reflected in CPC revision 14, changing CPC 15 (R1) to help entities to determine if a set of activities and assets acquired is a business or not. They clarify the minimum requirements for a company, eliminate the assessment of if market participants are capable of replacing missing elements, include guidelines to help entities to evaluate if an acquired process is substantive, determine better the definitions of business and outputs and introduce a test of concentration of optional fair value. New illustrative cases were provided with the amendments.

Since the amendments apply prospectively to transactions or other events occurring on the date or after the first-time adoption, the Company will not be affected by these amendments on the transition date.

b. Amendments to CPC 26 (R1) and IAS 8: Definition of material omission

In October 2018, IASB issued amendments to IAS 1 and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, and these amendments were reflected in CPC revision 14, changing CPC 26 (R1) and CPC 23 to align the definition of omission in all standards, with the information material if omitting, misstating or obscuring if it could reasonably influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity

Such amendments are not expected to have a significant impact on Company’s individual and consolidated financial statements.

There are no other standards and interpretations issued and not yet adopted that may, in the opinion of the Management, significantly impact profit or loss or shareholders’ equity disclosed by the Company.

b.       Significant effects from the changes in accounting practices

a. IFRS 16 – Leases

IFRS 16/CPC - 06 (R2) – Leases, issued in January 2016, replaces IAS 17 – Leases, IFRIC 4 – Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating leases, and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease.

IFRS 16 establishes the principles for recognition, measurement, presentation and demonstration of leases and requires that lessees book all leases using a single model in the balance sheet, similar to the accounting of financial leases under IAS 17.

IFRS 16/CPC 06 (R2) came into force on January 1, 2019. Said standard had significant impacts on the separate and consolidated financial statements, since the Company started to recognize lease liabilities and right-of-use assets on the date of initial application for leases previously classified as operating leases. The Company’s main contract are related to agricultural partnership operations and land lease, in addition to other less relevant contracts that involve the lease of machinery, vehicles and properties (Note 13). In the fiscal year starting July 1, 2019, the Company adopted IFRS 16/CPC – 06 (R2) for the first time.

The main impacts from the first-time adoption of IFRS 16/CPC 06 (R2) on the balance sheet for the fiscal year started on July 1, 2019 are presented below:

				Company
	Original amount	Reclassifications	Impacts - IFRS 16	Adjusted
Assets
Right-of-use of leases (Note 13)	-	-	163,042	163,042
Other assets	1,213,784	-	-	1,213,784

Total	1,213,784	-	163,042	1,376,826

Liabilities and shareholders' equity
Lease payable (Note 14)	-	27,380	163,042	190,422
Trade account payables and other liabilities	89,605	(21,133)	-	68,472
Related-party transactions	7,295	(5,993)	-	1,302
Financial lease	254	(254)	-	-
Other liabilities	236,097	-	-	236,097
Shareholders' Equity	880,533	-	-	880,533

Total	1,213,784	-	163,042	1,376,826

				Consolidated
	Original amount	Reclassifications	Impacts - IFRS 16	Adjusted
Assets
Right-of-use of leases (Note 13)	-	-	92,794	92,794
Other assets	1,357,614	-	-	1,357,614

Total	1,357,614	-	92,794	1,450,408

Liabilities and shareholders' equity
Lease payable (Note 14)	-	47,446	92,794	140,240
Trade account payables and other liabilities	138,654	(26,249)	-	112,405
Financial lease	21,197	(21,197)	-	-
Related-party transactions	2,405	-	-	2,405
Other liabilities	314,825	-	-	314,825
Shareholders' Equity	880,533	-	-	880,533

Total	1,357,614	-	92,794	1,450,408

Adopted method

The Company opted to adopt the modified retrospective approach with accrued effects registered on July 1, 2019, considering the value of the right-of-use of the asset measured at the value equivalent to the lease liability, adjusted by the amount of any payments made in advance or accumulated related to these leases that were recognized in the balance sheet immediately prior to first-adoption of the standard. Lease liabilities will be discounted at present value by the incremental interest rate of the lessee on the transition date.

Other impacts

The Company has land lease contracts with its subsidiaries that led the adoption of said standard to cause differences between the parent company and consolidated results, which were adjusted in the calculation of equity income (loss) of the parent company so that the result for the period of the parent company and the consolidated result attributed to the controlling shareholders were equal, based on ICPC 09 (R2) – Company Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method of Accounting. The calculation of equity income (loss) is presented in Note 11.

b. Interpretation IFRIC 23 – Uncertainty over income tax treatments

The Interpretation (corresponding to ICPC 22) deals with the accounting of income taxes in cases where the tax treatments involve uncertainty that affects the application of IAS 12 (CPC 32) and does not apply to taxes outside the scope of IAS 12 or include specifically the requirements related to interest and fines associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•     If the entity considers uncertain tax treatments separately;

•     The assumptions of the entity regarding the examination of tax treatments by tax authorities;

•     How the entity determines taxable income (tax loss), calculation bases, unused tax losses, tax credits from prior periods and tax rates;

•     How the entity considers changes in facts and circumstances.

The entity must determine if it considers each uncertain tax treatment separately or jointly with one or more uncertain tax treatments. The entity must follow the approach that best provides the resolution of the uncertainty. The interpretation is valid for annual periods starting after January 1, 2019. The Company adopted the standard as of July 1, 2019 and concluded that there are no significant effects on its interim separate and consolidated financial statements.

c.       Exceptions and emphasis on the auditor’s opinion

The opinions on the financial statements for the years ended June 30, 2020, June 30, 2019 and June 30, 2018, have presented no excepctions or emphasis.

The Companhy’s Management has reviewed, discussed and agreed with the independent auditor’s report on the Company's Financial Statements for the years ended June 30, 2020, June 30, 2019 and June 30, 2018.

10.5 – Critical accounting policies

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Based on the assumptions the Company estimates its future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a)       Contingencies

The Company is a party to various judicial and administrative lawsuits, as described in Note 25. Provisions are set up for all the contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events and probable outflow of resources that incorporate economic benefits to settle the obligation, with reliable estimate of value). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements.

b)       Biological assets

The fair value of biological assets recorded in the balance sheet (Note 9) was determined using valuation techniques, including the discounted cash flow method and/or price in the active market, when applicable. The inputs for these methods are based on those observable in the market, whenever possible, and when not feasible, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost.

Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

An increase or decrease by 1% in the expected productivity of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$1,544 and an increase or decrease by 1% in the price of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$2,203.

With regard to cattle, the Company values its breeding stock at fair value based on market price for the region.

c)       Investment properties

The fair value of investment properties disclosed in the notes to financial statements was obtained through the valuation of farms, performed by specialists from the Company. The valuation was carried out by means of standards practiced in the market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

Methodology used

At June 30, 2020, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

i)       The valuation relied, among other, on the following information: (i) location of farms, (ii) total area and its related percentages of opening and use;

ii)       The market value presented for the farm corresponds to the portion of bare land, for payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was considered in the assessment of prices;

iii)       The value of land for agriculture, in the surveyed region, is referenced to the price of soybean bag for the Brazilian units, and in U.S. dollars per hectare for the Paraguay unit. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare or in USD per hectare. Accordingly, the amount in reais (R$) of the property varies directly due to the variation in the soybean price and in the U.S. dollar; and

iv)       The soybean price considered at the base date of the work, June 30, 2020, was R$85.86 (West Region – Bahia), R$86.76 (Balsas Region – Maranhão), R$84.05 (Alto Taquari Region – Mato Grosso) and R$84.05 (Mineiros Region – Goiás) and the U.S. dollar for the period was R$/USD5.48. This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag.

d)       Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 17, based on the differences between the carrying amount presented in the financial statements and the tax basis of assets and liabilities using the effective rates. The Company regularly revises the deferred tax assets for the possibility of recovery, considering the generated historical profit and the forecast future taxable profit, in accordance with a study of technical feasibility.

e)       Leases

The Company analyzes its agreements in accordance with the requirements of IFRS 16/CPC 06 (R2) and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate.

f)       Non-financial obligations

The Company analyzes its agreements in accordance with the requirements of IFRS 16/CPC 06 (R2) and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate which ranges between 4.82% and 6.91%.

For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16 / CPC 06, and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are stipulated in tons of cane and translated into local currency based on the Consecana price in effect at the time.

10.6 – Significant items not evidenced in the financial statements

a.       Description of assets and liabilities held by the issuer, directly or indirectly, which do not appear in our balance sheet (off-balance sheet items), such as:

i.       Operating leasing, assets and liabilities;

In the year ended June 30, 2020, we did not have operating leasing transaction, assets and/or liabilities.

ii.       Written-off portfolio of receivables on which the entity maintains risks and responsibilities, indicating related liabilities;

In the year ended June 30, 2020, we did not have written-off portfolio of receivables on which the entity maintains risks and responsibilities.

iii.       contracts of future purchase and sale of products or services;

The Company uses derivative financial instruments such as forward exchange and commodity contracts to hedge risks relating to currency exchange variations and commodities prices, respectively. More details about the contracts are provided on item 10.7 of this document.

iv.       contracts of unfinished construction; and

In the year ended June 30, 2020, we had no contracts of unfinished construction.

v.       contracts of future receipts of financing.

In the year ended June 30, 2020, we had no contracts of future receipts of financing.

b.	Other items not evidenced in the financial statements.

We use foreign exchange swap to (i) hedge our receivables indexed in US dollars; and (ii) hedge of our guarantee margin generated by our put position of soybean at CBOT.

10.7 – Comments on items not evidenced in the financial statements

a.       How such items change or may change revenues, expenses, operating result, financial expenses or other items in the issuer’s financial statements.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2020, as probable scenarios for the coming 12 months, I, II, III and IV a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

The preparation of the Probable Scenario took into consideration the market prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is the same, because the rates and prices of each operation maturity were used. The assumptions and scenarios are as follows:

This analysis was revised and approved by the management.

b.       Nature and purpose of the operation

The use of derivative instruments aims to reduce the alterations in cash flow caused by price changes that come from exchange and interest rates fluctuation risks, as well as risks regarding agricultural products (currently soy and corn) price fluctuations.

c.       Nature and amount of the obligations assumed and rights generated on behalf of the issuer due to the operation.

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

The Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

		Amounts in thousands reais R$
		CONSOLIDATED			Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) annual average rates		At June 30, 2020					Decrease	-25%	Decrease	-50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate(*)	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate
Short-term investments	CDI	141,095	-	2.15%	(310)	2.37%	(832)	1.78%	(1,679)	1.19%	832	2.96%	1,679	3.56%
Marketable securities	CDI	5,044	-	2.15%	(11)	2.37%	(30)	1.78%	(60)	1.19%	30	2.96%	60	3.56%
Cash - USD	USD	27,688	5,056	5.48	(126)	5.50	(6,954)	4.13	(13,907)	2.75	6,954	6.88	13,907	8.25
Total cash, cash equivalents		173,827	5,056		(447)		(7,816)		(15,646)		7,816		15,646

Financing in Paraguay - Palmeiras	USD	(8,590)	(1,569)	5.48	(216)	5.50	11,814	4.13	23,628	2.75	(11,814)	6.88	(23,628)	8.25
Debentures	CDI	(148,432)	-	2.15%	(327)	2.37%	876	1.78%	1,766	1.19%	(876)	2.96%	(1,766)	3.56%
Financing for agricultural costs	CDI	(40,568)	-	2.15%	(89)	2.37%	243	1.78%	483	1.19%	(243)	2.96%	(483)	3.56%
Financing for working capital	CDI	(77,516)	-	4.94%	-	4.94%	961	3.71%	1,915	2.47%	(961)	6.18%	(1,915)	7.41%
Total financing (b)		(275,106)	(1,569)		(632)		13,894		27,792		(13,894)		(27,792)

Araucária III	Soybean bags	3,336	39,254	88.20	-	88.20	(834)	66.15	(1,668)	44.10	834	110.25	1,668	132.30
Araucária IV	Soybean bags	7,258	84,929	88.02	-	88.02	(1,815)	66.01	(3,629)	44.01	1,815	110.02	3,629	132.02
Araucária V	Soybean bags	37,504	450,000	92.50	-	92.50	(9,376)	69.38	(18,752)	46.25	9,376	115.63	18,752	138.75
Jatobá I	Soybean bags	2,569	30,000	87.40	-	87.40	(642)	65.55	(1,285)	43.70	642	109.25	1,285	131.10
Jatobá II	Soybean bags	129,741	1,571,397	97.76	-	97.76	(32,435)	73.32	(64,871)	48.88	32,435	122.20	64,871	146.64
Jatobá III	Soybean bags	47,384	563,844	97.81	-	97.81	(11,846)	73.36	(23,692)	48.91	11,846	122.27	23,692	146.72
Jatobá IV	Soybean bags	15,481	184,000	93.10	-	93.10	(3,870)	69.83	(7,741)	46.55	3,870	116.38	7,741	139.66
Jatobá V	Soybean bags	33,029	397,368	95.73	-	95.73	(8,257)	71.80	(16,515)	47.86	8,257	119.66	16,515	143.59
Alto Taquari I	Soybean bags	3,545	45,312	86.24	-	86.24	(886)	64.68	(1,773)	43.12	886	107.80	1,773	129.36
Alto Taquari II	Soybean bags	3,554	42,900	88.55	-	88.55	(889)	66.41	(1,777)	44.27	889	110.68	1,777	132.82
Alto Taquari III	Soybean bags	7,946	93,478	88.55	-	88.55	(1,987)	66.41	(3,973)	44.27	1,987	110.68	3,973	132.82
Total receivables from farms		291,347	3,502,482		-		(72,837)		(145,676)		72,837		145,676

Operations with derivatives, net	Grains	(3,785)	(1,815,489)	(a)	(3,984)	(a)	29,285	(a)	62,554	(a)	(37,252)	(a)	(70,521)	(a)
Operations with derivatives, net	USD	(12,007)	(38,020)	(a)	(12,007)	(a)	39,271	(a)	90,548	(a)	(63,285)	(a)	(114,563)	(a)
Operations with derivatives, net	Cattle	-	(54,450)	(a)	-	(a)	3,711	(a)	8,065	(a)	(4,999)	(a)	(9,354)	(a)
Operations with derivatives, net	Cotton	651	(1,518)	(a)	647	(a)	3,985	(a)	7,322	(a)	(2,690)	(a)	(6,027)	(a)
Operations with derivatives, net	Ethanol	-	(750)	(a)	-	(a)	336	(a)	672	(a)	(336)	(a)	(672)	(a)
Operations with derivatives, net	Swap	1,257	11,847	(a)	1,554	(a)	1,733	(a)	1,919	(a)	1,378	(a)	1,207	(a)
Margin - LFT Socopa	SELIC	3,015	-	2.15%	(7)	2.37%	(18)	1.78%	(36)	1.19%	18	2.96%	36	3.56%
Total derivatives (a)		(10,869)			(13,797)		78,303		171,044		(107,166)		(199,894)

Cresca, net	USD	(1,724)	(315)	5.48	(9)	5.50	433	4.13	866	2.75	(433)	6.88	(866)	8.25
Helmir, net	USD	314	57	5.48	-	5.50	(78)	4.13	(157)	2.75	78	6.88	157	8.25
Total related parties		(1,410)	(258)		(9)		355		709		(355)		(709)

Serra Grande Farm	Soybean bags	(14,263)	162,000	91.29	-	91.29	3,566	68.47	7,132	45.64	(3,566)	114.11	(7,132)	136.93
Total Acquisitions payable		(14,263)	162,000		-		3,566		7,132		(3,566)		(7,132)

10.8 – Business plan

a.       Investments, including:

i.       Quantitative and qualitative description of investments in progress and of foreseen investments;

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

Our main capital expenditure arises from the acquisition and development of agricultural properties.

In FY20 we invested R$ 34.1 million in buildings and improvements, opening of the area and works in progress, which refer to expenses with opening of buildings, constructions and roads.

The Company will continue to invest in the acquisition, development, exploitation and commercialization of farms, and will use proceeds from cash generation of our business and investment reserve and expansion.

ii.	Sources of financing for investments

We finance our investments with own capital and also through loans and financings, of short and long term, with development banks. If necessary, we may conduct other financial operations with financial institutions to strenghten our cash position.

In May 25, 2018, 142,200 simple, unsecured first issue debentures, not convertible into shares, were subscribed and paid-in, to be converted into collateral, in two series, for private placement totaling R$142.2 million, of which R$85.2 milllion in the first series and R$57.0 million in the second series.

The Debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Certificates of Agribusiness Receivables.

The first series will mature on August 1, 2022, subject to interest corresponding to 106.5% of the DI Rate, and the second series will mature on July 31, 2023, subject to interest corresponding to 110.0% of the DI Rate.

iii.	significant divestments in progress and foreseen divestments

As described on previous items above, our strategy is to have all our land properties available for sale. However, we cannot predict when the sales will be made, since they happen when all market conditions are favorable for the Company to profit. All the sales are announced as soon as they are confirmed.

b.        already disclosed acquisitions of plants, equipment, patents or other assets which may significantly influence on the Company’s productive capacity

Not applicable, since we do not have plants, equipment, patents or other assets which may significantly influence on the Company’s productive capacity.

c.       new products and services, indicating:

i.	Description of researches in progress already disclosed;
ii.	Total amounts spent by the issuer in researches for development of new products or services;
iii.	Projects under development already disclosed, and,
iv.	Total amounts spent by the issuer in the development of new products or services.

Not applicable, since we do not have researches for new products and services.

10.9 – Other items that had significant influence on the operating results and that are not evidenced or commented on the other items of this section

There were no other items that significantly influenced the operating results and that are not evidenced or commented on the other items of this section.

Annex II

Information pointed out in annex 9-1-II to CVM Instruction 481, due to the proposal on the allocation of net income for the year ended June 30, 2020 and the distribution of dividends.

1. Inform the net income for the year.

According to the Company’s financial statements disclosed with the approval of its annual results by the Company’s Board of Directors, on August 27, 2020, related to FY20, the Company assessed result of R$ 119,554,066.68, which, deducting prior years losses and adjusted as set forth in Law 6.404/76 (“Corporate Law”), totals the amount of R$ 113,576,363.35.

2. Inform the global amount and the value per share of dividends, including anticipated dividends and interest on own capital already declared.

Management proposes to the Company’s Annual Meeting the additional payment of dividends in the amount of R$ 42,000,000.00, equivalent to 37% of adjusted net income for the year ended June 30, 2020, corresponding in August 30, 2020 to R$ 0.707756051 per share, excluding treasury shares. The payment of dividends shall be carried out in up to 60 days from the date of the declaration. Dividends shall be paid to holding the Company's shareholding position at the end of the day October 16, 2020, and from October 17, 2020, the Company's shares will be traded "ex" dividend.

3. Inform the percentage of distributed net income for the year.

If approved by the Annual Meeting, the proposal for distribution of dividends in the amount of R$ 42,000,000.00, such amount, will represent a distribution of 37% of the Adjusted Net Income of the Fiscal Year ended June 30, 2020 as dividends on behalf of the Company’s shareholders.

4. Inform the global amount and the value per share of distributed dividends based on prior years’ profit.

There will be no dividends distributed based on prior year earnings.

5. Information, deducted of prepaid dividends and interest on own capital already declared, about:

(a) of dividend gross amount and interest on own capital, on segregated basis, per share of each type and class;

All the Company’s share capital is distributed solely in common shares. Accordingly, R$ 42,000,000.00 of dividends proposed by Management, make up in August 30, 2020, the amount of R$ 0.707756051 per common share issued by the Company, excluding treasury shares.

(b) form and term of dividends and interest on own capital payment;

The dividends, if approved at the Annual Shareholders’ Meeting, will be paid of dividends shall be carried out in up to 60 days from the date of their declaration. Dividends shall be paid to holding the Company's shareholding position at the end of the day October 16, 2020, and from October 17, 2020, the Company's shares will be traded "ex" dividend.

(c) possible incidence of restatement and interest on the dividends and interest on own capital; and

There will be no restatement or addition on the amount of the dividends herein proposed, up to the date of its payment.

(d) date of declaration of payment of dividends and interest on own capital considered for identification of the shareholders who will be entitled to receive them.

See item (b) above.

6. In case of declaration of dividends or interest on own capital based on profits assessed in semiannual balance sheets or shorter periods, inform: (a) the amount of dividends or interest on own capital already declared; and (b) the date of the related payments.

Not applicable.

7. Provide comparative table indicating the following values per share of each type and class:

(a) net income for the year and for the 3 prior years

Year	Net Income	Income per common share
2017	R$ 25,944,319.32	R$ 0.46
2018	R$ 120,021,236.32	R$ 2.11
2019	R$ 168,225,458.37	R$ 2.96
2020	R$ 113,576,363.35	R$ 1.83

(b) dividend and interest on own capital distributed in the 3 prior years.

Year	Dividends Distributed	Value per common share
2017	R$ 12,972,159.66	R$ 0.24
2018	R$ 41,000,000.00	R$ 0.76
2019	R$ 50,000,000.00	R$ 0.93
2020	R$ 42,000,000.00	R$ 0.71

8. In case of allocation of profits to legal reserve:

(a) information on the amount allocated to legal reserve.

Of total net income, R$ 5,977,703.33 are allocated to the legal reserve.

(b) details on the form of calculation of legal reserve.

The amount allocated to the constitution of Legal Reserve corresponds to five percent (5%) of the FY20 Net Income.

9. In case the Company has preferred shares with right to fixed or minimum dividends, information about: (a) the form of calculation of fixed and minimum dividends; (b) if the profit for the year is sufficient for the full payment of fixed and minimum dividends; (c) if possible unpaid portion is cumulative; (d) the global amount of fixed or minimum dividends to be paid to each class of preferred shares and (e) fixed or minimum dividends to be paid by preferred share of each class.

Not applicable.

10. In relation to the mandatory dividend:

(a) describe the calculation form set forth in By Laws.

Pursuant to Clause 35 of the Company’s Bylaws, the allocation of net income for the year is calculated after deducting the participations referred to in Article 190 of the Corporate Law and in Paragraph 2 of this Article, adjusted for purposes of dividends calculation, in the terms of Article 202 of the same law, subject to the following order of deduction: (a) 5% (five per cent), at least, to legal reserve, up to reaching 20% (twenty per cent) of the share capital. In the year in which the balance of legal reserve plus the amounts of capital reserve exceeds 30% (thirty per cent) of the share capital, the allocation of part of the net income for the year to legal reserve will not be mandatory; (b) portion necessary for the payment of mandatory dividend cannot be lower than 25% (twenty five per cent) , in each year, of annual adjusted net income, as set forth in Article 202 of the Corporate Law; (c) the remaining portion of the adjusted net income may be addressed to the Reserve for Investment and Expansion, based on capital budget approved by the General Meeting, as set forth in Article 196 of the Corporate Law.

(b) inform whether it is being fully paid.

Yes.

(c) inform the amount eventually held.

Not applicable.

11. In case of retention of mandatory dividend due to the financial position of the company, provide: (a) the amount of the retention; (b) detailed description of the company’s financial position, approaching, included, aspects related to the liquidity analysis, to the working capital and positive cash flows and (c) justification for the retention of dividends.

Not applicable.

12. In case of allocation of result to reserve for contingencies, inform: (a) the amount addressed to the reserve; (b) the loss considered probable and its cause; (c) the explanation why the loss was considered probable and (d) the justification for constitution of reserve.

Not applicable.

13. In case of allocation of result to unrealized profits reserve, inform: (a) the amount addressed to unrealized profits reserve and (b) the nature of unrealized profits which gave origin to the reserve.

Not applicable.

14. In case of allocation of result for statutory reserves, provide:

(a) description of the statutory clauses which establish the reserve.

Article 35 – Item C of Bylaws.

(b) the amount addressed to the reserve.

The amount destined to the reserve for investments and expansion was R$ 71.576.363,35.

(c) description of the calculation form of the amount.

The amount destined to the reserve for investments and expansion corresponds to 63% of FY20 Adjusted Net Income.

15. In case of retention of profits foreseen in capital budget: (a) identify the amount of the retention and (b) provide copy of the capital budget.

Not applicable.

16. In case of allocation of result to the reserve of tax incentives, provide: (a) the amount addressed to the reserve and (b) explanation of the nature of allocation.

Not applicable.

Annex III

Information required by Article 13 of CVM Instruction 481/09.

13.1 – Description of the policy or practice of compensation, including the non Statutory Executive Board

a. compensation policy or practice:

The compensation practice used by our managers, including the members of the Board of Directors, Fiscal Council and Directors aim to attract and retain differentiated professionals who may contribute for our sustainable growth. This practice is based on the best practices of the market obtained through periodical researches, aligning the interests of our Executive Board and our stockholders.

The members of the Board of Directors and Directors are eligible to the variable compensation so that they are able to share our risks and our results, features of a transparent policy aimed at sustainable results.

The members of the Fiscal Council receive only fixed compensation, with no compensation based on bonus.

BrasilAgro did not have a compensation policy formally approved until the publication of its Reference Form, but the policy is being prepared so that the Company complies with B3 – Brasi, Bolsa, Balcão S.A. new regulations for the Novo Mercado special segment.

b. Composition of the Compensation, indicating:

i. description of the compensation elements and the purpose of each one

a) Board of Directors and Fiscal Council

The Board of Directors and the Fiscal Council receive a fixed compensation, established according to the practices of the market. The Executive Board of Directors is entitled to the variable compensation (bonus and Long-Term Incentive Plan based on Shares - "LTIP"). The Fiscal Council is not entitled to the variable compensation.

The purpose of the compensation attributed to the members is to attract experienced professionals, who can better guide the business practiced by the Company, transforming the efforts of the coworkers into profits for the stockholders.

b) Executive Officers

The members of our Executive Board are entitled to fixed and variable compensation (bonus) and Long-Term Incentive Plan based on Shares ("LTIP"). The amounts paid as fixed compensation follow the market standards, allowing us to attract and to retain differentiated professionals, who add value to our results.

The purpose of the short term variable compensation is to reward the executive based on the annual result, defined by the achievement of targets established for the Company and determined individual targets for the same period. The long term variable compensation, based on stocks, aims at rewarding the executive for the achieved result and his retention. The purpose of our variable compensation is to align the executives’ interests with ours and our stockholders.

ii. proportion of each element in total compensation

The compensation of the Fiscal Council is fixed.

For the Board of Directors the fixed compensation corresponds to approximately 20% of the total compensation and the variable compensation corresponds to about 80%.

For the Executive Board the fixed compensation corresponds to approximately 35% of the total compensation of the Directors and the variable compensation corresponds to about 65%.

These percentages may vary due to changes in the results obtained by the Company in the period, given the component of risks sharing and results existing in the variable compensation.

iii. Calculation and readjustment methodology of each of the compensation elements

The compensation paid to our managers is annually compared with the one practiced in the market, through researches carried out by specialized external advisory companies, so that its competitiveness may be assessed and eventually evaluate the need of adjustments in some components of the compensation. In addition, the directors’ salaries are readjusted in accordance with the inflation rate (collective agreement) once a year.

iv. Reasons to justify the composition of the compensation

We adopt a model of compensation composition for the Executive Board in order to concentrate a significant portion of the total compensation in the variable components (both short and long term), that is part of our policy of sharing risks and results with our main executives.

In order to maintain the competitiveness of the compensation offered to the Board of Director and the Fiscal Council, we pay attention to the amounts practiced in the market.

c. main performance indicators which are taken into consideration in the determination of each element of the compensation:

In order to determine all the Board compensation items the performance and individual goals are taken into consideration. The variable compensation is directly linked to the indicators included in our Strategic Planning, which is approved by the Board of Directors and includes the defined targets for the period, especially those related to the obtained financial results as, for example, sales, and profitability, among others.

d. how the compensation is structured in order to reflect the evolution of the performance indicators:

Our compensation policy is structured in order to reflect the performance evolution. On the other hand, the directors are evaluated in a qualitative and quantitative way, under financial and operating perspective. The evaluation is linked to the fulfillment of Individual Targets and the achievement of the Company’s General Targets.

e. how the policy or compensation practice is aligned to the short, medium and long term interests of the Company:

The format of our compensation described above aims at encouraging the coworkers to search for the best profitability of the investments and developed projects, so that to align their interests with Company. In a short-term perspective, we search for obtaining such alignment by means of salaries and package of benefits compatible with the market.

In medium term, we aim at obtaining such alignment by the payment of bonus and profit sharing to certain coworkers.

In long term, we aim at retaining qualified professionals by means of of the Long-Term Incentive Plan based on Shares.

Our compensation policy searches for the balance of the following interests of the Company:

•	Compatibility of costs of our compensation with the market;
•	Strategic alignment;
•	Creation of value; and
•	Talents attraction and retention.

For such, we consider that the coworker keeps interest in a fair, transparent and compatible reward with his performance.

f. existence of compensation supported by subsidiaries or direct or indirect controllers:

There is no compensation supported by subsidiaries or direct or indirect controllers of the Company.

g. existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company control:

There is not any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company’s control.

13.2 – Total compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Fiscal Year ending June 30, 2021 – Annual Amounts (estimated)
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3.00	14.00
Fixed Compensation
Salary or pro-labore	1,581,850.00	2,100,000.00	250,000.00	3,931,850.00
Direct and indirect benefits	0	200,000.00	0	200,000.00
Participation in committees	0	0	0	0
Other	100,000.00	400,000.00	50,000.00	550,000.00
Description of other fixed compensations	INSS	INSS	INSS
Variable Compensation
Bonus	6,200,000.00	2,200,000.00	0	8,400,000.00
Profit sharing	0	0	0	0
Participation in meetings	0	0	0	0
Committees	0	0	0	0
Other	0	0	0	0
Post-employment	0	0	0	0
Discontinuance from position	0	0	0	0
Stock-based compensation	0	1,000,000.00	0	1,000,000.00
Comments	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012.
Total Compensation	7,881,850.00	5,900,000.00	300,000.00	14,081,850.00

Fiscal Year ending June 30, 2020 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3.00	14.00
Fixed Compensation
Salary or pro-labore	1.270.969,00	2.167.217,00	219.356,28	3.657.542,28
Direct and indirect benefits	0	401.867,76	0	401.867,76
Participation in committees	0	0	0	0
Other	88.894,60	447.852,74	43.871,40	580.618,74
Description of other fixed compensations	INSS	INSS	INSS
Variable Compensation
Bonus	5.083.838,49	1.632.540,00	0	6.716.378,49
Profit sharing	0	0	0	0
Participation in meetings	0	0	0	0
Committees	0	0	0	0
Other	0	0	0	0
Post-employment	0	0	0	0
Discontinuance from position	0	0	0	0
Stock-based compensation	1.463.005	0	1.463.005	1.463.005
Comments	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012.
Total Compensation	6.443.702,09	6.112.482,19	263.227,68	12.819.411,96

Fiscal Year ended June 30, 2019 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	3.00	14.00
Fixed Compensation
Salary or pro-labore	1,286,634.54	2,065,909.18	263,227.68	3,615,771.40
Direct and indirect benefits	0	396,958.76	0	396,958.76
Participation in committees	0	0	0	0.00
Other	50,936.08	413,259.82	42,552.00	506,747.90
Description of other fixed compensations	INSS	INSS	INSS
Variable Compensation
Bonus	5,769,411.01	1,635,752.59	0	7,405,163.60
Profit sharing	0	0	0	0.00
Participation in meetings	0	0	0	0.00
Committees	0	0	0	0.00
Other	0	0	0	0.00
Post-employment	0	0	0	0.00
Discontinuance from position	0	0	0	0.00
Stock-based compensation	0	1.296.092,59	0	1.296.092,59
Comments	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012.
Total Compensation	7,106,981.63	5,807,972.94	305,779.68	13,220,734.25

Fiscal Year ended June 30, 2018 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	3.00	14.00
Fixed Compensation
Salary or pro-labore	1.122.575,36	1.948.006,05	209.201,22	3.279.782,63
Direct and indirect benefits	0	372.593,60	0	372.593,60
Participation in committees	0	0	0	0,00
Other	79.046,98	389.601,21	41.840,24	510.488,43
Description of other fixed compensations	INSS	INSS	INSS
Variable Compensation
Bonus	5.085.617,80	1.256.374,07	0	6.341.991,87
Profit sharing	0	0	0	0,00
Participation in meetings	0	0	0	0,00
Committees	0	0	0	0,00
Other	58.680,21	0	0	58.680,21
Post-employment	0	0	0	0,00
Discontinuance from position	0	0	0	0,00
Stock-based compensation	0	435.476,93	0	435.476,93
Comments	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012.
Total Compensation	6.345.920,35	4.402.051,86	251.041,46	10.999.013,67

13.3 - Variable compensation of the Board of Directors, Statutory Executive Board and Fiscal Council:

2021* (Estimated)	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3,00	14.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	4,000,000.00	2,500,000.00	-	6,500,000.00
Estimated amount in the compensation plan should the established targets are achieved	6.200.000,00	2.200.000,00	-	8.400.000,00
Amount effectively recognized	-	-	-	0.00
Profit Sharing
Minimum amount estimated in the compensation plan	-	-	-	0.00
Maximum amount estimated in the compensation plan	-	-	-	0.00
Estimated amount in the compensation plan should the established targets are achieved	-	-	-	0.00
Amount effectively recognized	-	-	-	0.00

2020	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3,00	14.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	4,000,000.00	2,500,000.00	-	6,500,000.00
Estimated amount in the compensation plan should the established targets are achieved	4,000,000.00	2,500,000.00	-	6,500,000.00
Amount effectively recognized	5.083.838,49	1.632.540,00	-	6.716.378,49
Profit Sharing
Minimum amount estimated in the compensation plan	-	-	-	0.00
Maximum amount estimated in the compensation plan	-	-	-	0.00
Estimated amount in the compensation plan should the established targets are achieved	-	-	-	0.00
Amount effectively recognized	-	-	-	0.00

2019	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	n/a	11.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	4,000,000.00	2,500,000.00	-	6,500,000.00
Estimated amount in the compensation plan should the established targets are achieved	4,000,000.00	2,500,000.00	-	6,500,000.00
Amount effectively recognized	5,769,411.01	1,635,752.59	-	7,405,163.60
Profit Sharing
Minimum amount estimated in the compensation plan	-	-	-	0.00
Maximum amount estimated in the compensation plan	-	-	-	0.00
Estimated amount in the compensation plan should the established targets are achieved	-	-	-	0.00
Amount effectively recognized	-	-	-	0.00

2018	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	n/a	11.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	4,000,000.00	2,500,000.00	-	6,500,000.00
Estimated amount in the compensation plan should the established targets are achieved	4,000,000.00	2,500,000.00	-	6,500,000.00
Amount effectively recognized	5.085.617,80	1.256.374,07	-	6.341.991,87
Profit Sharing
Minimum amount estimated in the compensation plan	-	-	-	0.00
Maximum amount estimated in the compensation plan	-	-	-	0.00
Estimated amount in the compensation plan should the established targets are achieved	-	-	-	0.00
Amount effectively recognized	-	-	-	0.00

* The business year of BrasilAgro comprises the period from July 1 to June 30 of the following year.

13.4 – Stock based compensation plan of the Board of Directors and Statutory Executive Board

a. General terms and conditions

Our Long-Term Stock-Based Incentive Plan (“LTIP” or “Plan”) on behalf of indicated professionals by the remuneration committee was approved by the Company’s board of directors. Only the Board of Executive Officers and other employees are part of the Plan's eligibility and are not extended to the Board of Directors.

In establishing the Plan, the Company seeks to strengthen the Participants' commitment to achieving the annual goals and results to be achieved, resulting in a short-term alignment of interests. Indeed, in view of the convergence of interests in the Plan, there is a motivation for the Participants to achieve the expected results also in the medium term, since this type of remuneration, in which the Participants receive a bonus in Shares, causes such Participants aim at improving the results and valuation of the Company's assets, with the consequent appreciation of the price of the Shares, thus maximizing its own gains. Finally, there is a long-term alignment of interests, since the Vesting Period and the potential for valuation of the Shares under the ILPA Agreement also encourage Participants to generate better long-term results, as well as to remain in the Company, or The Plan also helps retain key executives and key employees for a longer period, which is fundamental to the Company's long-term management and strategies.

b. Purpose of the Plan

The Plan aims at allowing our Managers and Executives to receive our shares, aiming at:

(i)	stimulating the expansion, success and achievement of the Company’s purposes;
(ii)	encouraging Participants to substantially contribute to the success of the Company;
(iii)	aligning the interests of the Company's shareholders to those of the Participants;
(iv)	providing the Company, with respect to variable remuneration, a competitive differential in relation to the market as a whole; and
(v)	encouraging the permanence and retention of key executives and key employees in the Company for a long period.

c. How the plan contributes for these purposes

The Plan is structured in order to encourage the participants to contribute to the Company’s success, once such as participants will become shareholders and will be are directly benefited with the valuation in the price of the shares. Therefore, the alignment of interests of Company’s shareholders with our participants is a way to achieve the main purpose of the Plan, that is, our growth, success, and the consecution of our objectives.

d. How the plan is inserted in the issuer’s compensation policy

The option plan is inserted in our compensation policy, searching for, in addition to the fair retribution for the performance, the leverage of results for the company and the reward for our executives.

The options granting to our Managers and Executives in the scope of the Plan, as well as the exercise of these options by the beneficiaries, does not have any relationship and are not linked to the fixed or variable compensation, or profit sharing due to the Managers or Executives participants of the Plan.

e. How the plan aligns the interests of the managers and of the issuer in short, medium and long term

In establishing the Plan, the Company seeks to strengthen the Participants’ commitment to meet the annual goals and results to be achieved, resulting in a short-term alignment of interests. Indeed, in view of the convergence of interests comprised within the Plan, there is a motivation for the Participants to achieve the expected results also at a medium-term scenario, since this type of compensation, in which the Participants receive a compensation in the form of Shares, causes such Participants to aim at improving the results and valuation of the Company's assets, with the consequent appreciation of the price of the Shares, thus maximizing its own gains. As a final point, there is a long-term alignment of interests, since the Vesting Period and the potential for valuation of the Shares under the LTIP Agreement also encourage Participants to produce better long-term results, as well as to remain in the Company; to put it briefly, in order words this means that the Plan also helps retaining key executives and key employees for a longer period, which is crucial for the Company's long-term management and strategies.

f. Maximum number of shares comprised

The LTIP Agreements entered into under this Plan may confer rights on a number of Shares that do not exceed, at any time, the maximum and cumulative number of two percent (2%) of the shares issued by the Company at any time.

g. Maximum number of options to be granted

As exposed in the item above, the LTIP Agreements entered into under this Plan may confer rights on a number of Shares that do not exceed, at any time, the maximum and cumulative number of two percent (2%) of the shares issued by the Company at any time.

h. Conditions for the shares acquisition

The Board of Directors may, at the sole discretion of the LTIP Program, establish conditions applicable to and / or impose restrictions on the delivery of the Share Bonus, and may also reserve to the Company repurchase options and / or preemptive right in case of disposal by the Participant of the Shares received. The Share Bonus will only be given to the Participant if all legal and regulatory requirements stemming from the Plan have been fully complied with. The delivery of the Share Bonus will be made within 30 days after the end of the Vesting Period, by means of a non-onerous transfer to the Participant of Shares issued within the limit of the Company's authorized capital or Shares held in treasury.

i. Criteria to establish the acquisition or exercise price

The Board of Directors shall establish the exercise price of the options.

j. Criteria to establish the exercise term

The Board of Directors shall establish the term for the options exercise, also determining the date of the investiture and the exercise period of the options granted.

Our Program means the period of three (3) years counted as of the date of approval by the Board of Directors of the LTIP Program.

k. Form of liquidation

The Board of Directors may, at the sole discretion of the LTIP Program, establish conditions applicable to and / or impose restrictions on the delivery of the Share Bonus, and may also reserve to the Company repurchase options and / or preemptive right in case of disposal by the Participant of the Shares received. The Share Bonus will only be given to the Participant if all legal and regulatory requirements stemming from the Plan have been fully complied with. The delivery of the Share Bonus will be made within 30 days after the end of the Vesting Period, by means of a non-onerous transfer to the Participant of Shares issued within the limit of the Company's authorized capital or Shares held in treasury.

l. Restrictions to the transfer of shares

There are no restrictions for the transfer of our shares acquired by the Participants through options granted due to the effective Granting Program. However, the Board of Directors may, at its own discretion, impose preceding terms and/or conditions for the exercise of the options, and impose restrictions to the transfer of shares acquired with the exercise of options, and may grant repurchase options or preference rights in case of sale of these same shares by the participant, up to the end of the period and/or fulfillment of the established conditions.

m. Criteria and events which, when occurred, shall result in the suspension, alteration or extinguishment of the plan

The Plan shall enter into force on the date of its approval by the Company's General Meeting and shall remain in force for an indefinite period, it being understood that it may be suspended, modified or terminated at any time,

(a) by decision of the General Meeting or Board of Director;

(b) by reason of the cancellation of registration of the Company as a publicly-held company;

(c) the stop of trading of the Company's Shares in the over-the-counter market, organized market or stock exchange market;

(d) due to corporate reorganizations; or

(e) by virtue of the dissolution or liquidation of the Company, whichever takes place first.

n. Effects from the exit of the manager from the issuer’s bodies on his rights established in the stock based compensation plan

In the event of a request for voluntary dismissal, at the initiative of the very Participant himself, for any reason whatsoever, prior to the termination of the Vesting Period, the Participant shall automatically lose, regardless of prior notice or indemnity, the right to receive the Compensation in Shares.

In the event of dismissal without just cause (proper grounds), the Participant shall be entitled to the proportional equivalent to the period he/she has worked for (pro rata), provided, however, that in any case, the relevant payment thereof shall only occur at the end of the Vesting Period.

In the event that the withdrawal/removal/dismissal of the Participant takes place at the initiative of the Company and is based on just cause, the Participant will, by operation of law, regardless of prior notice or indemnification, lose the right to receive the Compensation in Shares.

In case of demise or permanent disability of the Participant: the value in national currency equivalent to Compensation in Shares will be paid in full directly to the Participant (in case of permanent disability) or to his heirs and/or beneficiaries (in case of death), within a period of eighteen (18) months counted as of the date of proper official confirmation, pursuant to the applicable legislation and the competent body, of the permanent disability or death, as the case may be.

Any exceptions as to the treatment to be given in the event of dismissal will be subject to analysis and deliberation by the Board of Directors.

13.5 – Stock-based compensation plan of the Board of Directors and Statutory Executive Board

Stock-based compensation in the current fiscal year – Stock Option Plan
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Weighted average price for the year
a) Options outstanding at the beginning of the fiscal year	X	0.00
b) Options lost during the fiscal year	x	-
c) Options exercised during the fiscal year	x	-
d) Options expired during the fiscal year	x	-
Potential dilution if all options are exercised	x	0.00%

Stock-based compensation for the fiscal year ended June 30, 2020 – Stock Option Plan
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Weighted average price for the year
a) Options outstanding at the beginning of the fiscal year	X	0.00
b) Options lost during the fiscal year	x	-
c) Options exercised during the fiscal year	x	-
d) Options expired during the fiscal year	x	-
Potential dilution if all options are exercised	x	0.00%

Stock-based compensation for the fiscal year ended June 30, 2019 – Stock Option Plan
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Weighted average price for the year
a) Options outstanding at the beginning of the fiscal year	x	0.00
b) Options lost during the fiscal year	x	-
c) Options exercised during the fiscal year	x	-
d) Options expired during the fiscal year	x	-
Potential dilution if all options are exercised	x	0.00%

Stock-based compensation for the fiscal year ended June 30, 2018 – 2nd Grant
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	2
Weighted average price for the year
a) Options outstanding at the beginning of the fiscal year	x	8.25
b) Options lost during the fiscal year	x	-
c) Options exercised during the fiscal year	x	8.25
d) Options expired during the fiscal year	x	-
Potential dilution if all options are exercised	X	0.54%

Stock-based compensation for the fiscal year ended June 30, 2018 – 3rd Grant
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	2
Weighted average price for the year
a) Options outstanding at the beginning of the fiscal year	x	8.52
b) Options lost during the fiscal year	x	-
c) Options exercised during the fiscal year	x	8.52
d) Options expired during the fiscal year	x	-
Potential dilution if all options are exercised	x	0.54%

13.6 - Information on the outstanding options held by the Board of Directors and Statutory Executive Board

There were no options outstanding at the end of the 2018, 2019 and 2020 fiscal years.

Options Outstanding – Fiscal year ended June 30, 2020
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Options not yet exercised
Amount	n/a	n/a
Date in which options may be exercised	n/a	n/a
Maximum deadline to exercise options	n/a	n/a
Restriction deadline to transfer shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Fair value of options on the last day of the fiscal year	n/a	n/a
Options exercised
Amount	n/a	n/a
Date in which options may be exercised	n/a	n/a
Maximum deadline to exercise options	n/a	n/a
Restriction deadline to transfer shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Fair value of options on the last day of the fiscal year	n/a	n/a

Options Outstanding – Fiscal year ended June 30, 2019
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Options not yet exercised
Amount	n/a	n/a
Date in which options may be exercised	n/a	n/a
Maximum deadline to exercise options	n/a	n/a
Restriction deadline to transfer shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Fair value of options on the last day of the fiscal year	n/a	n/a
Options exercised
Amount	n/a	n/a
Date in which options may be exercised	n/a	n/a
Maximum deadline to exercise options	n/a	n/a
Restriction deadline to transfer shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Fair value of options on the last day of the fiscal year	n/a	n/a

Options Outstanding – Fiscal year ended June 30, 2018
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Options not yet exercised
Amount	n/a	n/a
Date in which options may be exercised	n/a	n/a
Maximum deadline to exercise options	n/a	n/a
Restriction deadline to transfer shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Fair value of options on the last day of the fiscal year	n/a	n/a
Options exercised
Amount	n/a	n/a
Date in which options may be exercised	n/a	n/a
Maximum deadline to exercise options	n/a	n/a
Restriction deadline to transfer shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Fair value of options on the last day of the fiscal year	n/a	n/a

* The Board of Directors has no stock-based compensation.

13.7 – Options exercised, and shares delivered for the stock-based compensation of the Board of Directors and Statutory Executive Board

Exercised Options in the fiscal year ended June 30, 2020
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Options exercised
Number of shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Difference between the exercise price and the market value of the shares related to the exercised options	n/a	n/a
Shares Delivered
Number of shares	n/a	n/a
Weighted average acquisition price	n/a	n/a
Difference between the exercise price and the market value of the shares related to the exercised options	n/a	n/a

Exercised Options in the fiscal year ended June 30, 2019
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	n/a
Options exercised
Number of shares	n/a	n/a
Weighted average price for the fiscal year	n/a	n/a
Difference between the exercise price and the market value of the shares related to the exercised options	n/a	n/a
Shares Delivered
Number of shares	n/a	n/a
Weighted average acquisition price	n/a	n/a
Difference between the exercise price and the market value of the shares related to the exercised options	n/a	n/a

Exercised Options in the fiscal year ended June 30, 2018
	Board of Directors	Statutory Executive Board
Number of members	9	2
Number of compensated members	n/a	2
Options exercised
Number of shares	n/a	218,108
Weighted average price for the fiscal year	n/a	8.60
Difference between the exercise price and the market value of the shares related to the exercised options	n/a	4.95
Shares Delivered
Number of shares	n/a	218,108
Weighted average acquisition price	n/a	8.60
Difference between the exercise price and the market value of the shares related to the exercised options	n/a	4.95

13.8 - Necessary information for the understanding of data disclosed in items 13.5 to 13.7 – Method of pricing of the shares and options values

There are currently no active Stock Options Plan.

13.9 - Holdings in shares, quotas and other convertible securities held by members of the Board of Directors, Statutory Executive Board and Fiscal Council – grouped by body

Shares, quotas and other convertible securities held directly or indirectly by members of the Board of Directors, Statutory Executive Board and Fiscal Council, grouped by body, at the end of the last fiscal year are illustrated below:

Securities – Fiscal year ended June 30, 2020
	Common Shares Issued by the Company	ADRs Backed by Shares Issued by the Company	Stock Options
Board of Directors	11,802,450	8,298,150	0
Statutory Executive Board	263,453	0	0
Fiscal Council	3,000	0	0

13.10 – Information on the social security plans granted to the members of the board of directors and Statutory Executive Board

There are no effective social security plans granted to the members of the Board of Directors and Directors.

13.11 – Maximum, minimum and average individual compensation of the board of directors, Statutory Executive Board and fiscal council

	Statutory Executive Board
	06/30/20	06/30/19	06/30/18
Number of members	2.00	2.00	2.00
Number of paid members	2.00	2.00	2.00
Highest compensation amount	3,305,139.56	3,199,907.85	2,233,954.98
Lowest compensation amount	2,879,299.09	2,581,065.09	2,168,096.88
Average compensation amount	3,056,241.10	2,890,486.47	2,201,025.93

	Board of Directors
	06/30/20	06/30/19	06/30/18
Number of members	9.00	9.00	9.00
Number of paid members	9.00	9.00	9.00
Highest compensation amount	3,305,139.56	2,962,760.68	2,600,008.31
Lowest compensation amount	2,879,299.09	235,864.21	40,525.20
Average compensation amount	3,056,241.09	789,216.07	705,102.26

	Fiscal Council
	06/30/20	06/30/19	06/30/18
Number of members	3.00	3.00	3.00
Number of paid members	3.00	3.00	3.00
Highest compensation amount	87,742.56	101,926.56	83,680.48
Lowest compensation amount	87,742.56	101,926.56	83,680.48
Average compensation amount	87,742.56	101,926.56	83,680.48

13.12 - Mechanisms of compensation or indemnity to the managers in case of removal from the position or retirement

We have no contractual agreements, insurance policies or other instruments to structure mechanisms of compensation or indemnity to the managers in case of removal from the position or retirement.

13.13 – Percentage in total compensation held by managers and members of the fiscal council who are related parties to the controllers

2020 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Exceutive Officers	6,112,482.19	-
Board of Directors	6,443,702.09	84,68%
Fiscal Council	263,227.68	-

2019 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Exceutive Officers	5,780,972.94	-
Board of Directors	7,102,944.63	86.34%
Fiscal Council	305,779.68	-

2018 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Exceutive Officers	4,402,051.86	-
Board of Directors	6,345,920.34	84.63%
Fiscal Council	251,041.46	-

13.14 – Compensation of managers and members of the fiscal council, by body, received for any other reason than the position occupied

Not applicable, since no member of the Board of Directors, Directors or Fiscal Council received compensation for positions other than the ones occupied.

13.15 – Compensation of managers and members of the fiscal council recognized in the results of the direct or indirect controllers, of companies under joint control and subsidiaries of the issuer

There are no amounts paid as compensation to members of our Board of Directors, Fiscal Council and Statutory Executive Board recognized in the results of direct or indirect controllers, of companies under joint control and/or our subsidiaries.

Annex IV

Information indicated in items 12.5 to 12.10 of the Reference Form, due to the proposal on the election of (sitting and alternates) members of the Fiscal Council (Audit Board) of the Company, as of the CVM instruction number 481 of December 17, 2009, article 10, item I, for the candidates here indicated.

12.5 / 6 - Structure and professional experience of the Fiscal Council

Fiscal Council

Name	Date of Birth	Occupation	Taxpayer # (CNPJ) or Passport #	Elective Position Held	Date of Election	Take Office Date	Term of office	Other Positions or Functions exercised in the Issuer	Elected by the Controller	Number of Consecutive Offices	% of participation in meetings
Fabiano Nunes Ferrari	11/24/1974	Lawyer	186.583.958-20	Effective Member of the Fiscal Council	10/16/2020	10/16/2020	1 year	Does not exercise other duties or positions	Yes	8	100%
Ivan Luvisotto Alexandre	04/28/1983	Lawyer	307.599.448-06	Effective Member of the Fiscal Council	10/16/2020	10/16/2020	1 year	Does not exercise other duties or positions	Yes	8	100%
Débora de Souza Morsh	05/25/1960	Engineer	393.791.320-34	Effective Member of the Fiscal Council (independent)	10/16/2020	10/16/2020	1 year	Does not exercise other duties or positions	Yes	8	100%
Marcos Paulo Passoni	05/24/1974	Lawyer	121.746.898-63	Alternate Member of the Fiscal Council	10/16/2020	10/16/2020	1 year	Does not exercise other duties or positions	Yes	8	100%
Mauricio Bispo de Souza Dantonio	05/25/93	Lawyer	423.407.348-27	Alternate Member of the Fiscal Council	10/16/2020	10/16/2020	1 year	Does not exercise other duties or positions	Yes	-	-
Ruan Alves Pires	10/21/1993	Engineer	143.957.877-03	Alternate Member of the Fiscal Council (Independent)	10/16/2020	10/16/2020	1 year	Does not exercise other duties or positions	Yes	-	-

Fabiano Nunes Ferrari – Mr. Ferrari holds a Law degree from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association.

Ivan Luvisotto Alexandre – Mr. Alexandre holds a Law degree from the University of São Paulo (USP) and a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Fundação Getúlio Vargas in São Paulo (FGV-SP). A partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, having assisted Brazilian and foreign companies in structuring their investments in Brazil or abroad. Also the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

Débora de Souza Morsch – Mrs. Morsch is graduated in Civil Engineering and Administration from Universidade Federal do Rio Grande do Sul (UFRGS). Ms. Morsch has a specialist degree in Capital Markets from Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Apimec-UFRGS) and in Construction Management from UFRGS. Ms. Morsch is a partner and diretor at Zenith Asset Management and has been a member of the board of Electro Aço Altona S/A.

Marcos Paulo Passoni – Mr. Passoni holds a Law degree from Catholic University of São Paulo, and holds a Master’s degree in Diffuse Rights from Unimes. He is partner at Suchodolski Law Firm, he specializes in the fields of Civil Law and Litigation. He was member of board of OAB-SP. Also, he is professor of Civil Litigation Procedure in the Superior School of Advocacy.

Mauricio Bispo de Souza Dantonio – Mauricio Bispo de Souza Dantonio has a law degree from the Pontifical Catholic University of São Paulo, and a graduate degree in Business Law from the Getúlio Vargas Foundation. He is a lawyer at Suchodolski Advogados, working in the areas of Corporate Law, contract law and civil litigation.

Ruan Alves Pires – A partner and analyst at Charles River Capital, which manages funds whose aggregate holdings in BrasilAgro exceed 5% of its share capital. He joined Charles River Capital in 2013, where he was Compliance and Risk Officer, and now works in the stock analysis area. He has a degree in Mechanical and Automotive Engineering from the Military Engineering Institute (IME).

12.7/8 – Structure of the statutory committees and of the auditing, financial and compensation committees.

This does not apply to 2020’s ASM, as the election of candidates for the Fiscal Council does not alter the composition of the existing committees.

12.9 - Existence of marital relationship, stable union or kinship up to 2nd. degree related to officers of the issuer, subsidiaries and controllers.

This does not apply to 2020’s ASM, as none of the candidates for election to the Fiscal Council has a marital relationship, a civil partnership or a family relationship up to the 2nd degree of kinship with the management of the issuer, subsidiaries and Controlling Shareholders.

12.10 - Relations of subordination, services rendering or control between the officers and subsidiaries, controllers and others.

This does not apply to 2020’s ASM, as none of the candidates for election to the Fiscal Council have relationships of subordination, service provision or control between management and subsidiaries, controlling shareholders and others.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer